UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

UNIONBANCAL CORPORATION

(Name of Subject Company)

UNIONBANCAL CORPORATION

(Names of Person(s) Filing Statement)

Common Stock, $1.00 Par Value Per Share

(Title of Class of Securities)

908906100

(CUSIP Number of Class of Securities)

Richard D. Farman

Chairman of the Special Committee of the Board of Directors

UnionBanCal Corporation

400 California Street

San Francisco, California 94104-1302

(415) 765-2969

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

William S. Rubenstein, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company is UnionBanCal Corporation, a Delaware corporation (the “Company” or “UnionBanCal”), and the address of the principal executive offices of the Company is 400 California Street, San Francisco, California 94104-1302. The telephone number for the Company’s principal executive offices is (415) 765-2969.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits or annexes hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $1.00 per share (the “Common Stock”). As of August 14, 2008, there were 139,009,259 shares of Common Stock issued and outstanding. According to the Offer to Purchase (as defined below), as of August 14, 2008, Mitsubishi UFJ Financial Group, Inc., a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan (“MUFG”), and its affiliates owned 90,259,680 shares of Common Stock, which constitutes approximately 64.9% of the outstanding shares of Common Stock.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in “Item 1—Subject Company Information—Name and Address” above, which information is incorporated herein by reference.

The Offer and the Merger.

This Schedule 14D-9 relates to the cash tender offer by The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan and a wholly owned subsidiary of MUFG, disclosed in a Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO dated as of the date hereof (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding shares of Common Stock , other than those Shares held by MUFG or one of its subsidiaries (other than the Company and its subsidiaries) in a proprietary (rather than a fiduciary or bailee) capacity (the “Controlled Shares”), at a price of $73.50 per share, net to the seller in cash (the “Offer Price”), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of the date hereof (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). The Offer to Purchase is filed as an exhibit to the Schedule TO and is being mailed to the Company’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 18, 2008, by and among the Company, BTMU and Blue Jackets, Inc., a Delaware corporation and a wholly owned subsidiary of BTMU (“Merger Sub”) (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement is filed as an exhibit hereto and is incorporated herein by reference. The Merger Agreement provides, among other things, for the making of the Offer by BTMU and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, as soon as reasonably practicable, and in any event within three business days after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and subject to and upon the terms and conditions of the Merger Agreement and the Delaware General Corporation Law, Merger Sub will merge with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”). Upon completion of the Merger, all shares of

Common Stock issued and outstanding immediately prior to the closing of the Merger, other than such shares of Common Stock owned by the Company, by MUFG or its affiliates, or by holders of Common Stock who have perfected appraisal rights, will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”).

The Offer to Purchase states that the principal executive offices of MUFG and BTMU are located at 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan, and the telephone number of MUFG and BTMU is 81-3-3240-1111.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described in this Schedule 14D-9 or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) MUFG, BTMU or their respective executive officers, directors or affiliates.

Interests of the Company’s Executive Officers and Directors.

Common Executive Officers and Directors. Certain of MUFG’s or BTMU’s executive officers and directors are also current or former executive officers or directors of the Company or Union Bank of California, N.A., a wholly-owned subsidiary of the Company (“Union Bank”). The Company refers to these executive officers and directors as expatriates because they serve or served previously as employees, executive officers or members of the boards of directors of MUFG or its affiliates, their home country is Japan and, unless they have fully retired from MUFG or its affiliates, they are expected to return there after their service at the Company. These executive officers and directors include Shigemitsu Miki, Kyota Omori and Masaaki Tanaka.

Mr. Tanaka has served as President and Chief Executive Officer of UnionBanCal Corporation and Union Bank since May 2007. During the same period, Mr. Tanaka has been the head of UNBC Group, an organizational term for BTMU, representing the Company in the Global Business Unit of BTMU. Mr. Tanaka served as Executive Officer and General Manager, Corporate Planning Division of BTMU from January 2006 until April 2007, during which time he also served as Executive Officer and Co-General Manager, Corporate Planning Division of MUFG. Mr. Tanaka was appointed Managing Executive Officer of BTMU in May 2007. Mr. Tanaka has been a director of UnionBanCal since May 2007.

Mr. Miki has served as Senior Advisor of BTMU since April 2008. He served as Chairman of the board of directors of BTMU from June 2004 to April 2008. Mr. Miki has been a director of UnionBanCal since October 2004.

Mr. Omori has served as Chairman of the board of directors of the Company (the “Board of Directors”) and the board of directors of Union Bank since July 2008. Mr. Omori has served as Deputy President and Chief Compliance Officer of MUFG since June 2008. Mr. Omori served as Senior Managing Officer of MUFG from April to June 2008. He served as Senior Managing Executive Officer and Chief Executive Officer for the Americas of BTMU from October 2007 to April 2008 and as Resident Managing Officer for the United States for MUFG from June 2005 to April 2008. Mr. Omori has been a director of UnionBanCal and Union Bank since May 2007.

Director Compensation. Directors who are not full-time officers of the Company or MUFG or its affiliates receive an annual combined retainer for service on the Board of Directors or the board of directors of Union Bank, meeting fees for attendance at board and committee meetings and annual restricted stock unit awards. Directors who are full-time officers of the Company or MUFG or its affiliates do not receive additional compensation for service on the boards or board committees of the Company or Union Bank.

The following table sets forth compensation paid in 2007 to the directors of the Company who serve on the Board of Directors as of the date hereof (exclusive of directors who also served as executive officers of the Company):

Name	Fees Earned or Paid in Cash	Stock Awards (1)	Option Awards	All Other Compensation	Total
Aida M. Alvarez	$78,000	$70,076	—	—	$148,076
David R. Andrews	$144,000	$66,813	—	—	$210,813
Nicholas B. Binkley	$60,167	$52,765	—	—	$112,932
L. Dale Crandall	$172,500	$72,783	—	—	$245,283
Murray H. Dashe	$144,500	$93,570	—	—	$238,070
Richard D. Farman	$204,000	$58,574	—	—	$262,574
Christine Garvey	$17,250	$18,165	—	—	$35,415
Michael J. Gillfillan	$151,500	$71,430	—	$2,500	$225,430
Mohan S. Gyani	$80,500	$93,570	—	—	$174,070
Ronald L. Havner, Jr.	$84,000	$70,076	—	—	$154,076
Mary S. Metz	$141,000	$72,783	—	—	$213,783
Shigemitsu Miki	—	—	—	—	—
J. Fernando Niebla	$92,500	$72,783	—	—	$165,283
Kyota Omori	—	—	—	—	—
Barbara L. Rambo	$18,750	$18,165	—	—	$36,915
Dean A. Yoost	$62,500	$45,804	—	—	$108,304

(1)	This column reflects the compensation expense accrued under FAS 123R during the 2007 fiscal year for all unvested restricted stock units.

Annual Retainers and Meeting Fees. The annual combined retainer for service on the boards of the Company and Union Bank is $35,000. The lead director (currently, Richard D. Farman) received an additional annual retainer of $100,000 in 2007. Committee Chairs receive an additional annual combined retainer (Audit Committee Chair: $25,000; Finance and Capital Committee Chair: $15,000; Corporate Governance, Executive Compensation & Benefits, Trust, Investment and Brokerage Oversight (a committee of Union Bank only), and Public Policy Chairs: $10,000; and other Committee Chairs, including the Bank Secrecy Act Compliance Committee and the Board Oversight Committee: typically, $10,000). All annual retainers are pro-rated and payable quarterly in advance. Non-employee directors are also paid a fee of $1,500 for each board meeting or board committee meeting attended, except that when board meetings of the Company and Union Bank are held on the same day or when the same committees of the Company and Union Bank have a combined meeting, the total fee is limited to $1,500. In addition, Bank Secrecy Act Compliance Committee and Board Oversight Committee members receive a fee of $2,500 for each committee meeting attended.

Restricted Stock Unit Awards. Each non-employee director receives an annual grant of restricted stock units with a fair market value of approximately $75,000, subject to such terms and conditions of the grant as the Executive Compensation & Benefits Committee (the “Compensation Committee”) determines. Each new non-employee director elected to the Board of Directors receives a separate initial grant of restricted stock units with a fair market value of approximately $75,000 on the date of election plus a regular grant of restricted stock units with a fair market value of approximately $75,000 either on that year’s regular grant date or on the date of election, both grants subject to such terms and conditions as the Compensation Committee determines. Accordingly, each new non-employee director receives grants of restricted stock units with an aggregate fair market value of $150,000 in his or her first calendar year of service.

Each restricted stock unit will be redeemed in one share of common stock. Annual grants of restricted stock units to non-employee directors vest on the first anniversary of the date of grant. In certain situations, restricted stock units will vest earlier. A non-employee director who elects to defer the receipt of their shares until termination of board service will receive an additional number of shares of common stock equal to 15% of the number of shares subject to the restricted stock units and their associated dividend equivalents provided that the non-employee director does not terminate service on the board prior to completing five years of board service, subject to certain exceptions. As described below in “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Interests of the Company’s Executive Officers and Directors—Treatment of Equity Incentive Compensation Awards”, the restricted stock units held by the directors will vest and be paid out following the consummation of the Merger.

Stock Options. The Company has in the past granted stock options to directors as part of their compensation, but no new grants were made in 2007 and all prior grants to directors are currently vested. As described below in “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Interests of the Company’s Executive Officers and Directors—Treatment of Equity Incentive Compensation Awards”, any stock options held by the directors will be paid out upon the consummation of the Merger.

Additional Retainers and Meeting Fees. The members of the Special Committee and the Subcommittee are also paid retainer and meeting fees for their service on the Special Committee and the Subcommittee. For further information regarding the compensation paid to the members of the Special Committee, please refer to “Item 5 —Persons/Assets, Retained, Employed, Compensated or Used—Special Committee and Subcommittee” below.

Executive Compensation, Employment Matters and Employment Agreements.

For a detailed description of the compensation programs applicable to the executive officers of the Company, in particular its chief executive officer, chief financial officer and the three other most highly paid executive officers of the Company in 2007, reference is made to pages 26-68 of the Company’s Definitive Proxy Statement on Schedule 14A filed on April 18, 2008 (SEC File No. 001-15081), which are filed as an exhibit hereto and incorporated herein by reference. The Company’s executive compensation program generally relies on a mix of pay elements including salary and annual incentive opportunity, long-term incentive and equity opportunity, benefits and perquisites, as briefly summarized below.

Base Salary. In general, the Company targets base salaries to be at the median competitive levels relative to comparable positions in its peer group. Where the responsibilities of executive positions are different from those typically found among other bank holding companies or where executives are new to their responsibilities or play a particularly critical role, the Company may target base salaries above or below median competitive levels. In determining salaries, the Compensation Committee also may take into account individual leadership and vision, experience and performance, as well as internal equity relative to other positions, and specific issues particular to the Company and the position involved.

Annual Incentives. Incentive awards are determined for executive officers by reference to a pre-assigned target percentage of salary for each executive position. This percentage of salary is set for each individual and position so that, along with base salary, the executive’s total cash pay opportunity will be generally around the median pay opportunity of the Company’s peer group when performance also meets its predetermined target. The Compensation Committee bases these decisions in part upon recommendations made by the Company’s chief executive officer. As an expatriate officer, Mr. Tanaka, the Company’s president and chief executive officer, does not participate in the Company’s Senior Executive Bonus Plan.

Long-Term Incentive Awards. The Company provides long-term incentives to its non-expatriate executive officers through the UnionBanCal Corporation Performance Share Plan and the UnionBanCal Corporation Management Stock Plan. The Compensation Committee sets long-term compensation opportunities for executive officers in the form of two separate awards, with new grants made each year: a fair market value stock option grant and Performance Share Plan participation. Performance share awards provide each executive officer with an opportunity to earn shares of Common Stock (or their equivalent in cash) based on the Company’s achievement of pre-established performance goals over a three-year award cycle (with three-year cycle vesting on a cliff basis with values dependent on performance in each of the years).

Union Bank of California Retirement Plan. Non-expatriate executive officers are eligible to participate in the Union Bank of California Retirement Plan. This is the same plan that is available to all full-time and certain other employees. Benefits are determined by compensation and years of service.

Union Bank of California, N.A. Supplemental Executive Retirement Plan for Policy Making Officers. The Union Bank of California, N.A. Supplemental Executive Retirement Plan for Policy Making Officers provides annual pension benefits under a formula that mirrors the Union Bank of California Retirement Plan described above, but includes compensation and benefits without federal limitations. The purpose of the plan is to keep executives whole for benefits that would be payable to all employees were it not for federal limits. This plan is only available to executive officers.

Union Bank Executive Supplemental Benefit Plan. The Union Bank Executive Supplemental Benefit Plan applies only to executives of a bank acquired by the Company in 1988 and all benefit accruals were frozen at December 31, 1989. Messrs. Flynn and Matson are the only executive officers covered under this plan.

Nonqualified Deferred Compensation. Senior Vice Presidents and more senior officers, including each of the executive officers, are eligible to defer base salary and incentives for payment at a future date designated by the executive officer under the Union Bank of California Deferred Compensation Plan.

Perquisites. The Company provides a limited number of perquisites to its executive officers, including in some or all instances financial counseling (and related tax reimbursements), car allowances, club memberships and luncheon clubs, which are used for business purposes but may have some element of personal use as well. The Compensation Committee believes the type and value of these perquisites are generally conservative when compared to the Company’s peer group.

Separation Pay Plan. The Union Bank of California Separation Pay Plan provides salary continuation pay to any executive officer or other employee of Union Bank eligible under the plan who is discharged under the circumstances stated in the plan and who is not a participant in or otherwise eligible to receive severance benefits under any other severance plan or arrangement, including an employment agreement. These circumstances include the termination of employment resulting from the restructuring or elimination of the executive officer or employee’s group, division, department, branch or position because of any of the following events, as determined by Union Bank in its sole discretion: the sale of the Company’s stock or assets; the internal reorganization of the Company’s operations; a change in technology used by or in Union Bank’s business; or reduced work volume. Before its amendment as described below under “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Interests of the Company’s Executive Officers and Directors—Amendments to and Certain New Compensation Arrangements”, it is uncertain whether the plan would have provided benefits in connection with a termination of employment following consummation of the Offer.

The following benefits are payable to the Company’s executive officers (exclusive of Messrs. Matson, Flynn and Wennes, who are party to employment agreements as described below) upon a qualifying termination of employment under the Separation Pay Plan, but only under circumstances where no benefit is payable under the Change of Control Agreements discussed below:

•	the pro-rata portion of salary and bonus pay for which the officer normally would have been eligible, but only for services performed up to the date of termination and for that calendar year;

•	the officer’s deferred compensation account balance;

•

a severance payment equal to two times the sum of the officer’s annual base salary plus the average of the last three annual bonuses, provided that in no instance will the bonus average amount used in the calculation be in excess of 100% of annual base pay;

•

payment under the Company’s retirement plan and supplemental retirement plan equal to two years of additional pension credit to reflect the retirement benefits the officer would receive if he or she continued service for two years after his or her employment was terminated;

•	continued benefits under the Company’s health care benefit plans (medical, dental, insurance, etc.) for a period of two years;

•	continued other fringe benefits received by the officer (including certain perquisites described above) for a period of two years; and

•	outplacement services up to a maximum of $20,000.

Employment Agreements. Union Bank entered into an employment agreement with Mr. Matson, effective as of January 1, 1998, in connection with his appointment as Executive Vice President and Chief Financial Officer, and an amendment to the employment agreement effective as of May 1, 2005, in connection with his appointment as Vice Chairman and Chief Financial Officer. Mr. Matson is entitled to severance benefits under specified circumstances, including termination by Union Bank without cause or termination by Mr. Matson for just cause (within the meaning of the employment agreement).

In February 2004, Union Bank entered into an employment agreement with Mr. Flynn, effective as of his appointment as Vice Chairman and head of the Commercial Financial Services Group of Union Bank and the Company on April 1, 2004, and an amendment to the employment agreement, effective as of May 1, 2005, in connection with his appointment as Vice Chairman and Chief Operating Officer. Initially, the agreement is for a three-year period, and is extended automatically at the end of this period and each year thereafter for additional one year periods unless the Company delivers written notice to Mr. Flynn, at least sixty (60) days prior to the anniversary of the effective date of the agreement, that the agreement will not be extended. Mr. Flynn is entitled to severance benefits under specified circumstances, including termination by Union Bank without cause or termination by Mr. Flynn for just cause (within the meaning of the employment agreement).

On July 28, 2008, Union Bank entered into an employment agreement with Timothy H. Wennes in connection with his appointment as Senior Executive Vice President of Retail Banking. The agreement is for a three-year period, after which it terminates and the terms and conditions of Mr. Wennes’ employment will be governed by Union Bank’s normal policies, procedures and practices. Mr. Wennes is entitled to severance benefits under specified circumstances, including termination by Union Bank without cause or termination by Mr. Wennes for just cause (within the meaning of the employment agreement).

The benefits payable under the employment agreements to Messrs. Matson, Flynn and Wennes are substantially the same as those described above for a qualifying termination of employment under the Separation Pay Plan, as described above.

Change of Control Agreements. The Company has entered into change of control agreements with its non-expatriate policy making officers, including each of the Company’s executive officers except Mr. Tanaka. The executive officers would be entitled to benefits under those agreements if they are terminated without cause or quit for a good reason (within the meaning of the agreements) during the 30-month period following a change of control. Without prejudice to any enhanced severance protections described below, neither the consummation of the Offer nor the consummation of the Merger following consummation of the Offer would constitute a change of control under the change of control agreements, and accordingly no benefits will be paid under those agreements in connection with the Offer or the Merger.

Amount of Potential Severance Benefits. The following table sets forth, for each of the Company’s executive officers, the approximate amounts that would be payable to them upon a qualifying termination of employment under the Separation Pay Plan or, in the cases of Messrs. Matson, Flynn and Wennes, under their employment agreements, determined as if the termination of employment had occurred as of August 15, 2008, and in respect of compensation and benefit levels at that time:

Employee Name	Severance Benefit	Prorated 2008 Bonus	Ret. Plan Benefit	Supplemental Plan Benefit	Car Allowance	Financial Counseling	Health Benefits	Outplacement	Total
Grant K. Ahearn	$1,166,667	$140,000	$506,000	—	$24,000	$45,011	$27,379	$20,000	$1,929,057
JoAnn M. Bourne	$1,103,333	$159,688	$1,318,000	$2,588,000	$24,000	$45,011	$27,379	$20,000	$5,285,411
Bruce C. Cabral	$983,333	$144,375	$1,282,000	$1,984,000	$24,000	$45,011	$27,379	$20,000	$4,510,098
John C. Erickson	$1,313,333	$183,750	$426,000	—	$26,400	$45,011	$27,379	$20,000	$2,041,873
Paul E. Fearer	$973,333	$144,375	$936,000	$1,285,000	$24,000	$45,011	$27,379	$20,000	$3,455,098
Philip B. Flynn	$2,426,667	$437,500	$591,000	—	$26,400	$45,011	$27,379	$20,000	$3,573,957
Morris W. Hirsch	$859,267	$140,000	$304,000	—	$24,000	$45,011	$27,379	$20,000	$1,419,657
David I. Matson	$1,586,667	$250,000	$1,356,000	$3,972,000	$26,400	$45,011	$27,379	$20,000	$7,283,457
J. Michael Stedman	$860,000	$129,063	$228,000	—	$24,000	$45,011	$27,379	$20,000	$1,333,453
Timothy Wennes	$1,000,000	NA(1)	—	—	$24,000	$45,011	$27,379	$20,000	$1,116,390
Johannes Worsoe	$1,176,667	$157,500	$110,000	—	$24,000	$45,011	$27,379	$20,000	$1,560,557
James Yee	$1,273,333	$183,750	$184,000	—	$24,000	$45,011	$27,379	$20,000	$1,757,473

(1)	Mr. Wennes joined the Company in 2008 and accordingly does not have a bonus history with the Company.

Treatment of Equity Incentive Compensation Awards. The vesting of all outstanding equity incentive compensation awards would be accelerated, and their value would be paid out in cash, upon the consummation of the Merger, at which time all equity incentive awards would be canceled. Any deferred stock units likewise would be canceled and paid out in cash following consummation of the Merger. Any shares of restricted stock will be eligible for tender in the Offer regardless whether or not the Merger is consummated. The payment in respect of stock options would equal the excess, if any, of the Offer Price over the exercise price under the stock option. In the case of performance shares, the amount payable in respect of completed cycles would be determined by reference to actual performance, and the amount payable in respect of incomplete cycles would be determined by reference to target performance (or, in the case of 2008 only, actual performance if superior). Payments would be delayed until 2009 to the extent required to avoid the application of additional taxes under Section 409A of the Internal Revenue Code of 1986, as amended.

The following table sets forth, for each of the members of the Special Committee, the amount that would be payable to them based on the Offer Price in respect of vested and unvested equity incentive awards held by them, respectively, as of August 15, 2008:

Name	Stock Units / RSUs	Options	Total Value
Aida M. Alvarez	$322,004	$0	$322,004
David R. Andrews	$264,159	$499,568	$763,727
Nicholas B. Binkley	$344,862	$0	$344,862
L. Dale Crandall	$383,523	$364,380	$747,903
Murray H. Dashe	$428,138	$0	$428,138
Richard D. Farman	$158,981	$613,568	$772,549
Christine Garvey	$410,792	$0	$410,792
Michael J. Gillfillan	$341,996	$159,210	$501,206
Mohan S. Gyani	$462,315	$0	$462,315
Ronald L. Havner, Jr.	$322,004	$0	$322,004
Mary S. Metz	$362,282	$613,568	$975,850
J. Fernando Niebla	$341,996	$613,568	$955,564
Barbara L. Rambo	$399,693	$0	$399,693
Dean A. Yoost	$366,471	$0	$366,471

TOTAL	$4,909,216	$2,863,862	$7,773,078

The following table sets forth, for each of the executive officers of the Company, the amount that would be payable to them based on the Offer Price in respect of vested and unvested equity incentive awards held by them, respectively, as of August 15, 2008:

Name	Restricted Stock	Vested Options	Unvested Options	Performance Shares	Total Value
Grant K. Ahearn	$0	$1,306,137	$618,723	$793,800	$2,718,660
JoAnn M. Bourne	$551,250	$2,047,147	$673,350	$1,075,599	$4,347,346
Bruce H. Cabral	$0	$2,429,251	$671,123	$1,038,849	$4,139,223
John C. Erickson	$367,500	$761,016	$1,052,977	$1,171,590	$3,353,083
Paul E. Fearer	$0	$1,477,181	$671,123	$1,038,849	$3,187,153
Philip B. Flynn	$0	$5,326,206	$4,195,096	$6,210,236	$15,731,538
Morris W. Hirsch	$331,853	$1,309,622	$286,181	$0	$1,927,656
David I. Matson	$0	$2,069,958	$1,791,344	$2,804,760	$6,666,062
J. Michael Stedman	$108,486	$590,120	$614,047	$536,550	$1,849,203
Johannes Worsoe	$611,006	$580,714	$667,783	$928,599	$2,788,102
James Yee	$0	$248,700	$755,291	$1,091,255	$2,095,246

TOTAL	$1,970,095	$18,146,052	$11,997,038	$16,690,087	$48,803,272

Amendments to and Certain New Compensation Arrangements. The Company has adopted certain new compensation arrangements and made changes to certain of its existing compensation arrangements in connection with the transactions contemplated by the Merger Agreement, as summarized below. The Compensation Committee, the Special Committee and the Board of Directors, as applicable, determined that these new arrangements and changes to the existing arrangements were necessary and appropriate and in the best interests of the Company to assure that the Company would have the continued dedication of the executives in the face of the uncertain employment prospects caused by the Offer and to diminish the distraction of the executives by virtue of these personal uncertainties so as to encourage the executives’ full attention and dedication to the Company’s interests.

Bridge Award Program. The Board of Directors approved, upon the recommendation of the Compensation Committee, the establishment of a “bridge award” program (with an expected cost of approximately $100 million) as a two- to three-year retention incentive and to address the value of extinguished performance awards that covered future periods. The bridge award program is expected to cover key managers and executives who are among those currently eligible for equity awards and, in management’s discretion, other employees. Any awards under the plan would be forfeited upon voluntary termination, retirement and non-severance-eligible involuntary termination. Because neither the recipients of awards under the program nor the size of any individual awards has yet been determined, it is not possible at this time to predict the size of any awards that may become payable to the executive officers of the Company.

Amendment to the Separation Pay Plan. The Compensation Committee approved, subject to and effective upon the closing of the Merger, an amendment of the Company’s Separation Pay Plan to provide that any employee otherwise eligible to participate in the Separation Pay Plan will be eligible for severance benefits under the terms of such plan if his or her employment is terminated by the employer as a direct result of the Offer, the Merger or any related transactions within 12 months following the closing of the Merger. The amendment did not affect the level of benefits that would be provided upon a qualifying termination of employment.

Enhanced Severance Protections. The Board of Directors also approved the adoption, upon the recommendation of the Special Committee, of enhanced severance protections (in addition to the plans described above), with an aggregate incremental cost not exceeding $20 million, for employees who are terminated or whose employment terms are substantially altered, in either case within 12 months following the consummation or abandonment of the transactions contemplated by the Merger Agreement. Because neither the recipients of such enhanced severance protections nor their terms has yet been determined, it is not possible at this time to predict the nature of any enhanced severance protections that may be provided to the executive officers of the Company.

Indemnification of Directors and Officers. The Certificate of Incorporation of the Company provides that, to the fullest extent permitted under the Delaware General Corporation Law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees or agents of the Company (and any other persons to which Delaware law permits the Company to provide indemnification and advancement) through bylaw provisions, agreements with such directors, officers, employees, agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Delaware General Corporation Law, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to actions for breach of duty to the Company, its stockholders and others, and subject to the limits on indemnification and advancement provided in Part 359 of Title 12 of the Code of Federal Regulations.

The Bylaws (“Bylaws”) of the Company provide that the Company shall indemnify, to the fullest extent permitted by applicable law as such may be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a member of the Board of Directors, or is or was serving at the request of the Company as a member of the board of directors or any committee thereof of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees and expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. Notwithstanding the previous sentence, the Bylaws provide that the Company is not authorized to provide indemnification to any director for any acts or omissions or transactions from which a director may not be relieved of liability as set forth in Section 102(b)(7) of the Delaware General Corporation Law. The Bylaws also provide that the Company will advance expenses incurred by a director of the Company in defending any action, suit or proceeding, subject to a repayment obligation in the event it is subsequently determined such person was not entitled to indemnification. The Bylaws also provide that the Board of Directors may indemnify any officer, employee or agent of the Company against expenses (including attorneys’ fees and expenses), judgments, fines and amounts paid in settlement, but only upon a determination by the Board of Directors according to certain procedures described in the Bylaws.

Other Arrangements with Current Executive Officers and Directors of the Company. Certain directors and executive officers and corporations and other organizations associated with them and members of their immediate families were customers of and had banking transactions, including loans, with Union Bank in the ordinary course of business in 2008. These loans are exempt from the loan prohibitions of the Sarbanes-Oxley Act and were made on substantially the same terms, including interest rates and collateral, as those available at the time for similar transactions with other unassociated persons. These loans did not involve more than the normal risk of collectability or have other unfavorable features.

The Company’s Relationship with MUFG and BTMU.

MUFG’s Ownership of Common Stock. According to the Offer to Purchase, as of August 14, 2008, MUFG and its affiliates, including BTMU and other subsidiaries, collectively hold 90,259,680 shares of Common Stock indirectly through its subsidiaries as follows:

•	90,217,308 shares by BTMU;

•	30,272 shares by Mitsubishi UFJ Trust and Banking Corporation, 4-5 Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan; and

•	12,100 shares by Mitsubishi UFJ Asset Management Co., Ltd., 4-5 Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan.

Arrangements with MUFG and BTMU.

Related Party Transactions. The Company and Union Bank have banking and other transactions in the ordinary course of business with MUFG, BTMU and their affiliates. These transactions include, but are not limited to, extensions of credit, participation, servicing and remarketing of loans and leases, purchase and sale of acceptances, interest rate derivatives and foreign exchange transactions, funds transfers, custodianships, electronic data processing, investment advice and management, customer referrals, facility leases, deposits and trust services. Union Bank also maintains traditional correspondent bank accounts with BTMU. In the opinion of management of the Company, these transactions have been made at prevailing rates, terms and conditions and did not involve more than the normal risk of collectability or present other unfavorable features for the Company or Union Bank.

BTMU was the holder of the Company’s $200 million of floating-rate subordinated debt which matured in 2007. These notes bore interest at 0.325 percent above the 3-month London Interbank Offered Rate.

During 2007, there were various discussions between the Company and BTMU regarding a possible repurchase of certain shares of Common Stock by the Company. The Company and BTMU considered a repurchase of shares of Common Stock through a block trade at a total purchase price of $250 million to be conducted in the third quarter of 2007, but the Company postponed the transaction indefinitely in September 2007.

The Company and BTMU have discussed the possibility that, before the end of September 2008, the Company and BTMU would enter into an unsecured credit facility under which BTMU would lend up to $300 to $500 million to the Company. The Company and BTMU are currently considering that possibility. The terms of any agreement will be subject to the approval of the Audit Committee of the Board of Directors, which consists only of directors who are independent of BTMU, and which intends to approve any such agreement only if it finds the terms to be fair to and in the best interests of the Company.

Policy on Expatriate Compensation and Service Agreement. Pursuant to a service agreement, the Company reimburses BTMU in the ordinary course of business for compensation and other benefits provided under The Bank of Tokyo-Mitsubishi UFJ, Ltd. Expatriate Pay Program to all expatriate officers for services rendered to the Company.

The compensation and other benefits paid to expatriate officers are determined in keeping with the policies and practices of BTMU and the Company’s service agreement with BTMU. Under the service agreement, the Company pays a portion of each expatriate officer’s base salary directly to the officer and the remainder, which the Company reimburses, is paid by BTMU. As with all policy-making officers, the Company Compensation Committee approves the compensation and other benefits of expatriate officers.

Expatriate officers are not eligible to receive bonus awards under the Company’s Senior Executive Bonus Plan or Senior Management Bonus Plan, grants of options or restricted stock under the Company’s Year 2000 UnionBanCal Corporation Management Stock Plan, or grants of performance shares under the Company’s Performance Share Plan. In addition, expatriate officers are not eligible to participate in the Company’s retirement or supplemental retirement plans.

Under the service agreement, the Company either provides directly to the expatriate officers, or reimburses BTMU for, the following benefits, if incurred, which expatriate officers are eligible to receive under BTMU programs: housing allowance for overseas assignment, including, in some instances, leasing of company-owned residences at market rates, U.S. state and federal taxes on compensation and benefits, including tax gross-up amounts because compensation for expatriates is made net of U.S. taxes, medical insurance, expenses, leave and travel arrangements (including family), family allowance for family members remaining in Japan, educational allowance for family members in the U.S., family travel and relocation expenses, relocation benefits, including travel and shipping arrangements, home leave travel and related expenses, maid, gardening and security services for their temporary U.S. residences, company car, club memberships, and tax planning services.

Chief Executive Officer. As discussed above, as an expatriate officer, the compensation and other benefits the Company paid to its current Chief Executive Officer, Mr. Tanaka, while approved by the Company’s Compensation Committee, were recommended by and in keeping with the policies and practices of BTMU.

Non-Employee Expatriate Directors. Expatriate directors who are not officers of the Company, such as Messrs. Miki and Omori, do not receive any retainers or meeting fees from the Company or BTMU for service on the Board of Directors. Business travel expenses to attend board meetings are paid or reimbursed by BTMU to non-employee expatriate directors and are not reimbursed by the Company.

The Merger Agreement.

The summary of the material terms of the Merger Agreement set forth in Section III.6. of the Offer to Purchase and the description of the conditions of the Offer contained in Section IV.9. of the Offer to Purchase are incorporated herein by reference. The summary of the Merger Agreement and the description of the conditions of the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

The Merger Agreement governs the contractual rights between the Company, BTMU and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit hereto to provide stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or BTMU in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to the Company or BTMU. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which BTMU may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

Effect of the Offer and Merger on Directors’ and Officers’ Indemnification and Insurance.

The Merger Agreement provides that from and after the acceptance by BTMU for payment of the shares of Common Stock tendered pursuant to the Offer (the “Acceptance Time”) and for a period of six years after the later of the Acceptance Time and the effective time of the Merger, each of BTMU and the Surviving Corporation will indemnify to the fullest extent permitted by law each present and former director and officer of the Company or any of its subsidiaries (in each case, when acting in such capacity), against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time of the Merger (and BTMU or the Surviving Corporation will also advance expenses as incurred to the fullest extent permitted under applicable law, subject to an undertaking to repay such expenses if such person is ultimately determined to be ineligible for indemnification).

BTMU will also use its reasonable best efforts to provide the individuals serving as officers and directors of the Company or any of its subsidiaries immediately prior to the Acceptance Time for a period of six years from the effective time of the Merger the directors’ and officers’ liability insurance policy maintained by the Company (or policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous than such policy) with respect to acts or omissions occurring prior to the effective time of the Merger, but in no event will BTMU be required to expend annually more than 300% of the current amount expended by the Company (the “Insurance Amount”) to maintain or procure insurance coverage, provided that if BTMU is unable to maintain or obtain such insurance, BTMU shall use all reasonable efforts to obtain as much comparable coverage as is available for the Insurance Amount.

BTMU and Merger Sub have also agreed that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the effective time of the Merger, now existing in favor of the current or former directors or officers of the Company or its subsidiaries as provided in their respective organizational documents (and described above with respect to the Company) will survive the Merger and continue in full force and effect. For a period of six years from the effective time of the Merger, BTMU will cause the Surviving Corporation to maintain all such provisions of the Company’s and any of its subsidiaries’ organizational documents in effect as of the date of the Merger Agreement or in any indemnification agreements of the Company or its subsidiaries with any of their respective current or former directors or officers in effect as of the date of the Merger Agreement, and will not amend, repeal or otherwise modify any such provisions in a manner adverse to the rights thereunder of any individuals who at the Acceptance Time were current or former directors or officers of the Company or any of its subsidiaries. All such rights to indemnification, however, relating to any action, litigation, investigation, suit, arbitration or proceeding pending or asserted or any claim made within such period shall continue until the disposition of such action, litigation, investigation, suit, arbitration or proceeding or resolution of such claim.

The Confidentiality Agreement.

In connection with the request by MUFG and BTMU to review certain financial forecasts prepared by certain members of the Company’s management at the request of the Special Committee, the Company, the Special Committee and BTMU entered into a Confidentiality Agreement, dated July 2, 2008 (the “Confidentiality Agreement”). As a condition to being furnished Evaluation Material (as defined in the Confidentiality Agreement), BTMU agreed, among other things, to keep the Evaluation Material confidential and to use the Evaluation Material solely for the purpose of evaluating the possible acquisition of the shares of Common Stock (other than the Controlled Shares).

Notwithstanding the foregoing obligation, the Company and BTMU agreed that BTMU and its representatives would not be prohibited from (i) using any Evaluation Material for purposes of monitoring and evaluating BTMU’s investment in the Company or exercising any rights in BTMU’s capacity as a stockholder of the Company or BTMU’s representatives’ capacities as members of the Board of Directors or (ii) disclosing Evaluation Material to the extent such disclosure would be required to be made in order to avoid violating the federal securities laws or rules of any securities exchange to which BTMU is subject in connection with initiating a tender offer to the stockholders of the Company directly. The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Special Committee and the Board of Directors.

At a meeting held on August 17, 2008, after careful consideration, including a thorough review of the transactions contemplated by the Merger Agreement with the Special Committee’s financial and legal advisors, the Special Committee unanimously (with one member absent):

(i) determined that the terms of the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company and the holders of shares of Common Stock (other than the holders of Controlled Shares);

(ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby; and

(iii) recommended to the Board of Directors that the Board of Directors approve and declare advisable the Merger Agreement and the transactions contemplated thereby and recommend that the holders of shares of Common Stock (other than the holders of Controlled Shares), accept the Offer, tender their shares of Common Stock to BTMU pursuant to the Offer and, to the extent any such holders do not tender their shares of Common Stock, adopt the Merger Agreement.

Also on August 17, 2008, following the Special Committee meeting, the Board of Directors (with one independent director absent and the three directors affiliated with MUFG abstaining), based on the recommendation of the Special Committee:

(i) determined that the terms of the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company and the holders of shares of Common Stock (other than the holders of Controlled Shares);

(ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby; and

(iii) resolved to recommend to the holders of shares of Common Stock (other than the holders of Controlled Shares) that they accept the Offer, tender their shares of Common Stock to BTMU pursuant to the Offer and, to the extent any such holders do not tender their shares of Common Stock, adopt the Merger Agreement.

The Board of Directors, based on the recommendation of the Special Committee, recommends that holders of shares of Common Stock (other than the holders of Controlled Shares) accept the Offer and tender their shares of Common Stock pursuant to the Offer.

Background of the Offer.

In 1984, The Mitsubishi Bank, Ltd. acquired all the shares of BanCal Tri-State Corporation, the holding company for The Bank of California.

In 1988, Union Bank merged with and into California First Bank, a majority owned subsidiary of The Bank of Tokyo, Ltd. Following the merger, California First Bank changed its name to Union Bank.

In April 1996, The Mitsubishi Bank merged with The Bank of Tokyo to form The Bank of Tokyo-Mitsubishi, Ltd., the predecessor of BTMU. In connection with this merger, BanCal Tri-State Corporation and Union Bank merged to form the Company, which became the holding company for Union Bank.

The Bank of Tokyo-Mitsubishi’s holdings in the Company fluctuated as a result of the various transactions, including:

•	In February 1999, The Bank of Tokyo-Mitsubishi sold a portion of its shares of the Company in a public offering, as well as an additional portion to the Company.

•	In August 2002, September 2003 and February 2005, the Company repurchased additional shares of its common stock from The Bank of Tokyo-Mitsubishi.

In September 2003, the Company reincorporated from California to Delaware. The Company retained a provision in its Certificate of Incorporation, based on California law, that effectively requires a 90% vote for the Company’s stockholders to approve a cash merger between the Company, on the one hand, and MUFG or any of its subsidiaries, on the other hand. See “Item 8—Additional Information—Merger” below.

In October 2005, Mitsubishi Tokyo Financial Group, Inc., the holding company for The Bank of Tokyo-Mitsubishi, merged with UFJ Holdings, Inc., to form MUFG, which became the holding company for BTMU, the successor to The Bank of Tokyo-Mitsubishi.

MUFG and BTMU regularly consider their investment alternatives. In 2007, for example, MUFG completed its acquisition of the publicly held shares of Mitsubishi UFJ Securities, Inc., a Japanese broker/dealer the shares of which had been listed on the Tokyo Stock Exchange. In the summer of 2007, an informal project team in Tokyo conducted limited research on the possible acquisition of the Company’s publicly held shares of Common Stock. In early September, the decision was made not to proceed with the acquisition at that time.

In December 2007 and early 2008, representatives from MUFG and BTMU discussed with Masaaki Tanaka, the Company’s president and chief executive officer, at a conceptual level, MUFG’s global and U.S. business strategy, including the possibility of an acquisition by MUFG and BTMU of the publicly held shares of Common Stock.

In January 2008, the relevant departments of MUFG and BTMU decided actively to explore the possible acquisition of the publicly held shares of Common Stock. In connection with that project, MUFG and BTMU established an internal working group that did not include Mr. Tanaka or any other representative from the Company. In addition, MUFG and BTMU engaged Sullivan & Cromwell LLP (“Sullivan & Cromwell”) as their U.S. legal advisor in January 2008, and Morgan Stanley as their financial advisor and Mori Hamada & Matsumoto as their Japanese legal advisor in February 2008.

On Friday, April 25, 2008, senior management of MUFG and BTMU decided at an internal meeting to proceed with a proposal to pay $58.00 per share of Common Stock (other than the Controlled Shares) in a two-step transaction.

On Saturday, April 26, 2008, Nobuyuki Hirano and Akira Kamiya, senior representatives of MUFG and BTMU, met with Richard D. Farman, the lead independent director of the Company, David R. Andrews, an independent director and Chairman of the Corporate Governance Committee of the Company, and Mr. Tanaka in Santa Monica, California at the request of MUFG and BTMU. At the meeting, Messrs. Hirano and Kamiya communicated to Messrs. Farman, Andrews and Tanaka a proposal by MUFG and BTMU pursuant to which BTMU would acquire the shares of Common Stock (other than the Controlled Shares) for $58.00 per share of Common Stock in cash in a negotiated transaction with a special committee of independent directors of the Board of Directors that MUFG and BTMU assumed would be formed (such proposal is herein referred to as the “Initial Proposal”). Messrs. Hirano and Kamiya provided Messrs. Farman, Andrews and Tanaka with a term sheet reflecting the following terms:

•	Price: Purchase the shares not currently owned by BTMU for a price of $58.00 per share

•	Premium: 15-16% premium over the Company’s average trading prices of the common stock for the last week, 10 trading days and four weeks

•	Consideration: Cash

•	Structure: Tender offer followed by a second-step merger

•	Current Equity Awards: Cash-out

•

Executive/Employee Incentive and Retention Programs: MUFG/BTMU would like to discuss the optimal arrangements with the Company through a special committee of independent directors that MUFG/BTMU assumed would be created

•	Other terms

•	Non-binding proposal

•

MUFG/BTMU would like to move forward to obtain the approval and recommendation of a special committee and believe that they can work with a special committee and achieve that result. As part of the process, MUFG/BTMU expect there would be:

•	Execution of confidentiality agreement

•	Confirmatory due diligence

•	Negotiation of satisfactory merger agreement

Messrs. Hirano and Kamiya also informed Messrs. Farman, Andrews and Tanaka that MUFG and BTMU were interested only in acquiring the publicly held shares of Common Stock and were not interested in selling any of the Controlled Shares.

Following the meeting with representatives of MUFG and BTMU, Mr. Farman convened a telephonic meeting to inform the other independent directors on the Board of Directors of the Initial Proposal.

On Tuesday, April 29, 2008, the Board of Directors held a meeting in Berkeley, California to establish a special committee of independent directors to evaluate and formulate a response to the Initial Proposal (the “Special Committee”). At the meeting, the Board of Directors resolved to appoint a Special Committee consisting of Aida M. Alvarez, Mr. Andrews, Nicholas B. Binkley, L. Dale Crandall, Murray H. Dashe, Mr. Farman, Christine Garvey, Michael J. Gillfillan, Mohan S. Gyani, Ronald L. Havner, Jr., Mary S. Metz, J. Fernando Niebla, Barbara L. Rambo and Dean A. Yoost, all of whom were directors of the Company and were neither employees of the Company nor current or former employees or directors of MUFG or BTMU, and appointed Mr. Farman as Chairman of the Special Committee. The resolutions establishing the Special Committee vested the Special Committee with the power and authority, among other things, to negotiate on behalf of the Company with respect to any proposal to acquire the shares of Common Stock (other than the Controlled Shares) (including, without limitation, the authority to reject any such proposal in the Special Committee’s sole discretion). The resolutions did not authorize the Special Committee to seek a sale of the entire Company because MUFG and BTMU had conveyed that they had no intention of selling the shares of Common Stock owned by them and their affiliates. The resolutions also granted the Special Committee the power and authority to select and retain, at the Company’s expense, legal, financial and other advisors to assist the Special Committee in its evaluation of the Initial Proposal.

Immediately following the establishment of the Special Committee, the Special Committee established a subcommittee (the “Subcommittee”) consisting of Messrs. Andrews, Crandall and Gyani and appointed Mr. Andrews as Chairman of the Subcommittee. The purpose of the Subcommittee was to assist the Special Committee in its evaluation of the Initial Proposal, including by retaining the Special Committee’s independent legal and financial advisors, and to report periodically to the Special Committee. However, the Subcommittee was not authorized to engage in discussions with MUFG, BTMU or other third parties without the Special Committee’s authorization and only the Special Committee was authorized to make a recommendation to the Board of Directors with respect to any proposal to acquire the shares of Common Stock (other than the Controlled Shares).

Promptly following its establishment, the Subcommittee conducted interviews with several law firms and investment banking firms to advise the Special Committee with respect to legal and financial matters, respectively. Among other matters, the Subcommittee considered the experience and expertise of the law firms and investment banking firms in special committee matters related to transactions similar to the Initial Proposal and whether such firms had any material conflicts of interest involving the Company, MUFG, BTMU or related parties. In this regard, Credit Suisse Securities (USA) LLC (“Credit Suisse”) informed the Subcommittee that it has arms’ length commercial relationships with MUFG and BTMU, including certain counterparty trading relationships and certain securities clearing and custody relationships, and that it has been engaging in discussions with BTMU regarding a possible arrangement with respect to a part of its debt products business. The Subcommittee concluded that each of Credit Suisse and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”) possessed the requisite experience and expertise to advise the Special Committee in connection with any potential transaction with MUFG or BTMU and that neither firm had any conflicts of interest involving the Company, MUFG, BTMU or related parties that would impair its ability to provide independent advice to the Special Committee. The Subcommittee determined to engage both firms on or around May 8, 2008.

On Monday, May 12, 2008, the Subcommittee held a telephonic meeting at which Mr. Farman and representatives of Skadden Arps and Credit Suisse participated. At the meeting, the Subcommittee reviewed the background of the Initial Proposal, discussed the process by which the Company would prepare financial forecasts for use by the Special Committee and its advisors in evaluating the Initial Proposal and furnish information to the Special Committee and its advisors, and prepared for the next Special Committee meeting. Because existing financial forecasts did not forecast the earnings prospects of the Company beyond the current year, the preparation of longer-term financial forecasts for use by the Special Committee was deemed necessary to assist the Special Committee and Credit Suisse in their review and evaluation of the Initial Proposal and the

Company. The Subcommittee determined that Mr. Farman would speak with certain members of management to explain the Special Committee process and the procedures that should be followed in furnishing information to the Special Committee and its advisors, including instructions for management not to share information regarding its communications with the Special Committee with MUFG, BTMU or their affiliates without the Special Committee’s consent.

Following the meeting, Credit Suisse commenced its review of information regarding the Company based on publicly available information and non-public information received from management of the Company.

On Thursday, May 22, 2008, the Special Committee held a meeting in San Francisco, California at which representatives of Skadden Arps participated. At the meeting, representatives of Skadden Arps reviewed for the Special Committee its duties under applicable law, including the fiduciary duties of the Special Committee. The Special Committee also reviewed the scope of its responsibilities and authority as delegated by the Board of Directors and the procedures that were communicated to management of the Company with respect to the preparation of financial forecasts and the furnishing of information to the Special Committee and its advisors.

On Thursday, May 22, 2008 and Friday, May 23, 2008, Credit Suisse met certain members of the Company’s management, including Philip B. Flynn, the Company’s vice chairman and chief operating officer, David I. Matson, the Company’s vice chairman and chief financial officer, John C. Erickson, the Company’s vice chairman and chief risk officer, David A. Anderson, the Company’s executive vice president and controller, Erin Selleck, the Company’s senior vice president and treasurer, Morris W. Hirsch, then the Company’s senior vice president and acting general counsel, David W. Dobon, the Company’s senior vice president responsible for corporate development, Lois-Grace Golde, the Company’s senior vice president of financial planning & analysis, and Oliver Buechse, the Company’s senior vice president responsible for corporate strategy. During these meetings, Credit Suisse reviewed Company information and discussed the business and prospects of the Company with members of the Company’s management (other than Mr. Tanaka) to assist Credit Suisse in its review of the Company.

On Tuesday, May 27, 2008, the Subcommittee held a telephonic meeting at which Mr. Farman and representatives of Skadden Arps and Credit Suisse participated. Among other things, at that meeting, Credit Suisse discussed the status of its review of information regarding the Company with the Subcommittee and management perspectives regarding the Company’s business and prospects.

On Thursday, May 29, 2008, the Special Committee held a meeting in San Francisco, California at which representatives of Skadden Arps and Credit Suisse participated. At the meeting, Credit Suisse discussed with the Special Committee the status of its review of information regarding the Company. Mr. Andrews also explained the process of management’s preparation of financial forecasts and noted that Messrs. Flynn, Matson, Erickson and Dobon and Ms. Golde (collectively, the “Management Team”) were the members of management of the Company preparing the financial forecasts for use by the Special Committee and that Mr. Tanaka, as a result of his affiliation with MUFG and BTMU, would not be involved in the preparation of the financial forecasts. The Special Committee also discussed the appropriate fee structure and fee levels for service on the Special Committee and Subcommittee in connection with the evaluation of the Initial Proposal. Prior to the meeting, Skadden Arps had delivered to the Special Committee information with respect to fees paid to members of special committees in other transactions involving special committees. The resolutions establishing the Special Committee had provided for a fee of $2,500 per meeting for Special Committee and Subcommittee members and an additional quarterly retainer of $2,500 for the Chairmen of the Special Committee and the Subcommittee, respectively. The Special Committee noted that the fee structure and fee levels should take into account the structure and size of the Special Committee, be consistent with the Board of Directors’ general approach regarding directors’ fees and be reasonable in light of the workload of Special Committee and Subcommittee members in evaluating the Initial Proposal. The Special Committee also noted that different fee levels for the Chairman of the Committee, the Chairman of the Subcommittee and the members of the Subcommittee would be appropriate in light of the anticipated greater workload of these directors. Following a discussion, the Special Committee (other than Messrs. Farman, Andrews, Crandall and Gyani, who recused themselves from this portion of the Special Committee meeting) resolved that, subject to the ratification of the full Board of Directors, Messrs. Farman and Andrews would be paid a fee for serving as Chairman of the Special Committee and Chairman of the Subcommittee, respectively, consisting of $75,000 as a retainer and a $2,500 per meeting fee, and Messrs. Crandall and Gyani would be paid a fee for serving as members of the Special Committee and the Subcommittee consisting of $50,000 as a retainer and a $2,500 per meeting fee. The full Special Committee also resolved to recommend that the Board of Directors adopt a resolution providing that the remaining members of the Special Committee be paid a fee for serving as members of the Special Committee consisting of $30,000 as a retainer and a $2,500 per meeting fee. On Tuesday, June 17, 2008, the Board of Directors held a telephonic meeting and ratified and approved the foregoing fees for the members of the Special Committee and the Subcommittee.

In the morning on Wednesday, June 4, 2008, the Management Team provided an initial draft of financial forecasts reflecting a base and an upside scenario to the Subcommittee and Credit Suisse. In the afternoon on Wednesday, June 4, 2008, the Subcommittee held a telephonic meeting at which representatives of Skadden Arps and Credit Suisse participated. At the meeting, Credit Suisse reviewed with the Subcommittee the financial forecasts prepared by the Management Team, including the assumptions reflected in such forecasts. Following such review and a discussion among the Subcommittee and representatives of Credit Suisse and Skadden Arps, the Subcommittee requested that Credit Suisse prepare a set of questions for the Management Team regarding the financial forecasts reflecting the discussions held with the Subcommittee at that meeting. The Subcommittee also noted that, as had been previously contemplated among Mr. Farman, Mr. Andrews and representatives of Credit Suisse and Skadden Arps, it would be beneficial for the Special Committee to receive a presentation from the Management Team regarding the financial forecasts and to provide the Special Committee with the opportunity to communicate directly with the Management Team regarding such forecasts. The Subcommittee determined that Mr. Farman and Mr. Andrews would extend invitations to attend the next Special Committee meeting to the Management Team to present the financial forecasts to the Special Committee.

On Thursday, June 5, 2008, Credit Suisse reviewed a draft of the questions regarding the assumptions underlying the methodology used in preparing the financial forecasts with the members of the Subcommittee, and following the incorporation of the Subcommittee’s comments, provided these questions to the Management Team. On Monday, June 9, 2008, the Management Team provided updated financial forecasts reflecting refinements to the Management Team’s assumptions and methodology. The Management Team also prepared responses to the questions posed by the Subcommittee and Credit Suisse.

On Tuesday, June 10, 2008, the Subcommittee held a telephonic meeting at which Mr. Farman and representatives of Skadden Arps and Credit Suisse participated. Credit Suisse reviewed with the Subcommittee the updated financial forecasts, including the assumptions reflected in such forecasts, and the responses to the Subcommittee’s and Credit Suisse’s questions. Mr. Farman and Mr. Andrews reported that the Management Team would present the financial forecasts to the Special Committee at its next meeting and would be prepared to answer the questions of the members of the Special Committee regarding such forecasts.

On Thursday, June 12, 2008, the Special Committee held a meeting in San Francisco, California at which representatives of Skadden Arps and Credit Suisse participated. At the meeting, Mr. Andrews reported on the work of the Subcommittee and Credit Suisse in reviewing the financial forecasts. The Management Team then joined the meeting and presented the financial forecasts to the Special Committee. Following a discussion of the financial forecasts with the Management Team, the Special Committee asked the Management Team to update the financial forecasts to include a base forecast reflecting management’s views of the Company’s most likely results given current assessments of its prospects and an optimized forecast reflecting management’s views of a reasonable upside case for the prospects of the Company.

On the evening of Monday, June 16, 2008, the Management Team provided to the Subcommittee and Credit Suisse the financial forecast materials reflecting a base forecast and an optimized forecast. On Tuesday, June 17, 2008, the Subcommittee held a telephonic meeting at which Mr. Farman and representatives of Skadden Arps and Credit Suisse participated. At the meeting, Credit Suisse reviewed with the Subcommittee the financial forecasts provided by the Management Team.

On Friday, June 20, 2008, the Special Committee held a telephonic meeting at which representatives of Skadden Arps and Credit Suisse participated. At the meeting, Credit Suisse reviewed and discussed its preliminary financial analyses with respect to the Initial Proposal and the Company, including preliminary financial analyses based on the financial forecasts provided on June 16. The preliminary financial analyses reviewed and discussed with the Special Committee by Credit Suisse on June 20, 2008 were substantially the same types of financial analyses as were reviewed and discussed with the Special Committee on August 17, 2008, which are more fully described below under “Item 4—The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor”. After a discussion among the Special Committee and representatives of Credit Suisse and Skadden Arps, the Special Committee determined that the price proposed by MUFG and BTMU in the Initial Proposal substantially undervalued the Company and was not in the best interests of holders of shares of Common Stock (other than the holders of Controlled Shares). The Special Committee determined that Messrs. Farman and Andrews would communicate the Special Committee’s conclusion to Messrs. Hirano and Kamiya and the Special Committee instructed Credit Suisse also to communicate the Special Committee’s conclusion to Morgan Stanley.

On the evening of Sunday, June 22, 2008, Messrs. Farman and Andrews communicated the Special Committee’s conclusion to Messrs. Hirano and Kamiya. On Monday, June 23, 2008, Credit Suisse communicated the Special Committee’s conclusion to Morgan Stanley. Both Messrs. Hirano and Kamiya and Morgan Stanley were informed that the Special Committee and its advisors had been reviewing various preliminary valuation metrics, including a discounted cash flow analysis based on a management forecast, which the Special Committee believed more accurately reflected the Company’s intrinsic value as a going concern than current market prices for shares of Common Stock. Additionally, it was noted that given the negative sentiment in the overall banking sector, the Special Committee believed that trading prices were presently not a useful benchmark of value for the Company because the Company had not experienced to the same degree the types of problems affecting many other industry participants. It was also communicated to both Messrs. Hirano and Kamiya and to Morgan Stanley that, should MUFG and BTMU decide to deliver a revised proposal, the Special Committee would give it careful consideration.

On Wednesday, June 25, 2008, at the direction of MUFG and BTMU, Morgan Stanley requested to review the financial forecasts that had been prepared by the Management Team for use by the Special Committee in evaluating the Initial Proposal. Credit Suisse was instructed to respond that the Special Committee was willing to provide the financial forecasts to MUFG, BTMU and their advisors, subject to the execution of a mutually satisfactory confidentiality agreement. On Wednesday, July 2, 2008, the Special Committee, the Company and BTMU entered into a confidentiality agreement and the financial forecasts were provided to Morgan Stanley. On Thursday, July 3, 2008, Morgan Stanley requested additional information with respect to the financial forecasts and a meeting with the management of the Company to review and discuss the financial forecasts. After consultation with the Subcommittee, Credit Suisse was instructed to provide Morgan Stanley with certain additional data and to set up a meeting with the members of management who prepared the financial forecasts.

Over the first three weeks of July, management of the Company worked to prepare for the announcement of the Company’s second quarter earnings and earnings guidance for the full year of 2008. On Monday, July 21, 2008, the Company announced its second quarter earnings and earnings guidance for the full year of 2008, which were lower than the second quarter and full year 2008 earnings forecasts included in the financial forecasts that had been prepared for use by the Special Committee in evaluating the Initial Proposal, principally due to increased provisioning levels for loan losses that were primarily attributable to higher criticized assets, increases in certain loss factors and strong loan growth. Later that day, the Management Team and Mr. Buechse met telephonically with Credit Suisse to provide an update of the Company’s actual performance compared with its forecasted performance.

On Tuesday, July 22, 2008, representatives of Credit Suisse and Morgan Stanley spoke over the phone regarding various matters relating to the Initial Proposal. Consistent with the position previously communicated by the Special Committee, Credit Suisse communicated that it was the Special Committee’s position not to make a counterproposal to the price proposed by MUFG and BTMU in the Initial Proposal because the Special Committee believed that the proposed price substantially undervalued the Company, but that, should MUFG and BTMU decide to deliver a revised proposal, the Special Committee would give it careful consideration.

On Wednesday, July 23, 2008, the Special Committee held a meeting in San Francisco, California at which representatives of Skadden Arps and Credit Suisse participated. Credit Suisse updated the Special Committee regarding communications with Morgan Stanley since the last Special Committee meeting and the Special Committee reviewed the second quarter results and earnings guidance. In light of the Company’s actual second quarter earnings and earnings guidance for the full year of 2008, the Special Committee requested that the Management Team prepare updated financial forecasts reflecting such results and earnings guidance and that the Subcommittee and Credit Suisse review the updated financial forecasts. The Special Committee also instructed Mr. Andrews and Credit Suisse to contact MUFG and BTMU and Morgan Stanley, respectively, to reiterate the Special Committee’s position regarding the Initial Proposal.

On Wednesday, July 23, 2008, Mr. Andrews called Mr. Kamiya to reiterate that the Special Committee continued to believe that the price proposed in the Initial Proposal substantially undervalued the Company, but that the Special Committee had no intention of delaying the process should MUFG and BTMU decide to deliver a revised proposal and would give any such revised proposal prompt and careful consideration. On Thursday, July 24, 2008, Credit Suisse called Morgan Stanley to deliver the same message.

On Thursday, July 31, 2008, the Management Team delivered updated financial forecasts to Credit Suisse. On Friday, August 1, 2008, Credit Suisse informed Messrs. Farman and Andrews of its view that the revisions to the financial forecasts would not have a significant impact on the preliminary financial analyses reviewed and discussed with the Special Committee on June 20, 2008.

Also on Friday, August 1, 2008, at the request of Messrs. Farman and Andrews, Credit Suisse provided the updated financial forecasts to Morgan Stanley. On Monday, August 4, 2008, the Management Team and Mr. Anderson met with representatives of Morgan Stanley, with representatives of Credit Suisse present, to discuss such updated financial forecasts.

On Wednesday, August 6, 2008, the Subcommittee held a telephonic meeting in which representatives of Skadden Arps and Credit Suisse participated. At the meeting, Credit Suisse updated the Subcommittee regarding the meeting between the Management Team and Mr. Anderson and Morgan Stanley. Credit Suisse also confirmed to the Subcommittee that the revisions to the financial forecasts did not have a significant impact on the preliminary financial analyses reviewed and discussed with the Special Committee on June 20, 2008.

On Tuesday, August 12, 2008 in Tokyo, the boards of directors of MUFG and BTMU approved making a tender offer at $63.00 per share in cash without prior approval of the Special Committee or the Board of Directors.

Late in the evening in California on Monday, August 11, 2008, Messrs. Hirano and Kamiya contacted Messrs. Farman and Andrews to inform them that MUFG and BTMU would issue a press release shortly stating that MUFG and BTMU intended to commence a tender offer at $63.00 per share in cash on or about August 18, 2008 (the “Proposed $63.00 Offer”). MUFG and BTMU subsequently issued a press release stating that BTMU intended to commence the Proposed $63.00 Offer on about August 18, 2008.

In the morning on Tuesday, August 12, 2008, Messrs. Farman and Andrews and representatives of Skadden Arps and Credit Suisse discussed MUFG’s and BTMU’s announcement that BTMU intended to commence the Proposed $63.00 Offer. In consultation with members of the Subcommittee and representatives of Credit Suisse and Skadden Arps, Messrs. Farman and Andrews determined that it would be appropriate to issue a press release urging holders of shares of Common Stock to take no action at such time with respect to the Proposed $63.00 Offer and to await the recommendation of the Special Committee with respect to the Proposed $63.00 Offer. Such a press release was issued later that day.

On Wednesday, August 13, 2008, the Special Committee held a telephonic meeting in which representatives of Skadden Arps and Credit Suisse participated. At the meeting, Credit Suisse reviewed and discussed its preliminary financial analyses with respect to the Proposed $63.00 Offer and the Company, including preliminary financial analyses based on the updated financial forecasts provided on July 31. The preliminary financial analyses reviewed and discussed with the Special Committee by Credit Suisse on August 13, 2008 were substantially the same types of financial analyses as were reviewed and discussed with the Special Committee on August 17, 2008, which are more fully described below under “Item 4—The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor”. After a discussion among the Special Committee and representatives of Credit Suisse and Skadden Arps, the Special Committee determined that the Proposed $63.00 Offer substantially undervalued the Company and was not in the best interests of holders of shares of Common Stock (other than the holders of Controlled Shares). The Special Committee also authorized the issuance of a press release setting forth the Special Committee’s determination. Such a press release was issued later that day. The Special Committee also authorized Messrs. Farman and Andrews and representatives of Credit Suisse to communicate to MUFG and BTMU and their financial advisor a counterproposal of $79.00 per share in cash indicating that at such price the Special Committee would be willing to recommend an offer to the holders of shares of Common Stock (other than the holders of Controlled Shares). Later that day, Messrs. Farman and Andrews telephoned Messrs. Hirano and Kamiya and communicated the counterproposal of $79.00 per share in cash.

On Thursday, August 14, 2008, Morgan Stanley and Credit Suisse spoke several times over the phone regarding the Special Committee’s counteroffer. During those conversations, both financial advisors agreed to explore with their respective clients the middle ground between the Proposed $63.00 Offer and the counterproposal of $79.00 per share in cash.

Over the following days, active negotiations regarding the price and structural terms of the proposed transaction ensued between the Special Committee, MUFG and BTMU and their respective advisors. Skadden Arps proposed to Sullivan & Cromwell a transaction structure which did not contemplate the execution of a negotiated merger agreement but rather the commencement by BTMU of a tender offer, which, if the price were acceptable to the Special Committee, would be favorably recommended by the Special Committee, and pursuant to which BTMU would commit to complete a short-form merger at a price equal to the tender offer price if it were to hold 90% or more of the outstanding shares of Common Stock upon consummation of the tender offer. Sullivan & Cromwell informed representatives of Skadden Arps that compliance with the provisions of Delaware law governing short-form mergers would result in adverse Japanese tax consequences to BTMU. Sullivan & Cromwell proposed a transaction structure which contemplated the execution of a negotiated merger agreement providing for a tender offer followed by a long-form merger at a price equal to the tender offer price if MUFG and BTMU were to hold 90% or more of the outstanding shares of Common Stock upon consummation of the tender offer or otherwise within six months following the consummation of the tender offer, or if MUFG and BTMU or the Company were otherwise to elect to seek stockholder approval for such merger, and such merger were to be consummated within six months of the consummation of the tender offer. During the discussions, the Special Committee also informed representatives of MUFG and BTMU that the Company was contemplating the adoption of certain employee benefit arrangements in connection with the announcement of a transaction, if an agreement were to be reached.

On Saturday, August 16, 2008, the Executive Compensation and Benefits Committee of the Board of Directors (the “Compensation Committee”) met to review certain new compensation arrangements and changes to certain of the Company’s existing compensation arrangements in connection with the Offer. Following discussion, the Compensation Committee approved an amendment to the Separation Pay Plan and recommended to the Board of Directors the adoption of the “bridge plan program” and approved the acceleration of vesting and cash-out of outstanding awards under the Company’s Management Stock Plan and Performance Share Plan, all as described in more detail under “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Interests of the Company’s Executive Officers and Directors—Treatment of Equity Incentive Compensation Awards / Amendments to and Certain New Compensation Arrangements”.

Price negotiations concluded early on Sunday, August 17, 2008, when Messrs. Farman and Andrews and Messrs. Hirano and Kamiya agreed to recommend an offer price of $73.50 and a transaction structure contemplating the execution of a negotiated merger agreement providing for a two-step transaction consisting of a tender offer followed by a merger to the Special Committee and MUFG’s and BTMU’s board of directors, respectively. During the course of the day, the Special Committee, MUFG and BTMU and their respective legal advisors negotiated the terms of the Merger Agreement.

On Sunday afternoon, August 17, 2008, the Special Committee held a meeting in San Francisco, California at which representatives of Skadden Arps and Credit Suisse participated. Messrs. Farman and Andrews updated the Special Committee regarding the negotiations with MUFG and BTMU and their $73.50 per share proposal. The Special Committee then discussed certain new compensation arrangements and changes to certain of the Company’s existing compensation arrangements in connection with the Offer which had been adopted or recommended by the Compensation Committee. The Special Committee expressed its support for the Compensation Committee’s actions and recommendations. The Special Committee then approved the enhanced severance protection arrangements described under “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Interests of the Company’s Executive Officers and Directors—Amendments to and Certain New Compensation Arrangements”, and recommended such arrangements’ adoption to the Board of Directors. Skadden Arps then reviewed the legal duties of the members of the Special Committee and the proposed terms of the Merger Agreement. Credit Suisse then reviewed and discussed with the Special Committee its financial analyses with respect to the transactions contemplated by the Merger Agreement and the Company and then rendered its oral opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) with respect to the fairness from a financial point of view to the holders of shares of Common Stock, other than BTMU and its affiliates, of the consideration to be received by such holders in the Offer and the Merger. Based on a review of numerous factors and considerations in consultation with its legal and financial advisors as described in more detail below under “Item 4—The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee and the Board of Directors”. the Special Committee then unanimously (with one member absent) (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company and the holders of shares of Common Stock (other than the holders of Controlled Shares); (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby; and (iii) recommended to the Board of Directors that the Board of Directors approve and declare advisable the Merger Agreement and the transactions contemplated thereby and recommend that the holders of shares of Common Stock (other than the holders of Controlled Shares) accept the Offer, tender their shares of Common Stock to BTMU pursuant to the Offer and, to the extent any such holders do not tender their shares of Common Stock, adopt the Merger Agreement.

At a telephonic meeting later that day, based on the recommendation of the Special Committee, the Board of Directors (with one independent director absent and the three directors affiliated with MUFG abstaining) (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company and the holders of shares of Common Stock (other than the holders of Controlled Shares); (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby; and (iii) resolved to recommend to the holders of shares of Common Stock (other than the holders of Controlled Shares) that they accept the Offer, tender their shares of Common Stock to BTMU pursuant to the Offer and, to the extent any such holders do not tender their shares of Common Stock, adopt the Merger Agreement. The Board of Directors also reviewed, ratified and adopted all of the employee benefit, compensation and severance arrangements recommended by the Compensation Committee on August 16 and the Special Committee earlier that day, and approved the treatment of outstanding equity incentive compensation awards, all as described in more detail under “Item 3—Past Contacts, Transactions, Negotiations and

Agreements—Interests of the Company’s Executive Officers and Directors—Treatment of Equity Incentive Compensation Awards / Amendments to and Certain New Compensation Arrangements”.

On Monday, August 18, 2008 in Tokyo, the boards of directors of MUFG and BTMU approved the Offer and the Merger Agreement.

Later that day, the Company and BTMU executed the Merger Agreement and issued a joint press release prior to the opening of U.S. stock markets.

Reasons for the Recommendation by the Special Committee.

Supportive Factors.

In reaching its determinations and recommendations described above, the Special Committee based its determinations and recommendations on a number of factors that affirmatively supported such determinations and recommendations. The Special Committee believed that such factors supported its conclusion that the terms of the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company and the holders of shares of Common Stock (other than the holders of Controlled Shares). Such factors include, but are not limited to, the following:

Offer Price. The Special Committee considered the all-cash nature of the consideration to be paid in the Offer and the Merger, which allows the Company’s holders of Common Stock (other than the holders of Controlled Shares) to realize fair value, in cash, for their investment in the Company and provides such stockholders certainty of value for their shares of Common Stock. In addition, the Special Committee considered:

•

the fact that the Offer Price represents a 26.3% premium to the trading price at which the shares of Common Stock closed on August 11, 2008, the day prior to the announcement of the Proposed $63.00 Offer;

•

the fact that the Offer Price represents premiums of 32.0%, 54.5% and 55.4% over the average trading prices for the shares of Common Stock for the ten-day, thirty-day and sixty-day periods ending immediately before the date of announcement of the Proposed $63.00 Offer, respectively;

•

the fact that the Offer Price represents a 21.0% premium to the highest trading price, and a 103.0% premium to the lowest trading price, each in the last twelve months prior to the date of announcement of the Proposed $63.00 Offer;

•	the fact that the per share trading prices of the shares of Common Stock have never exceeded the level of the Offer Price;

•

the fact that the Offer Price to be received by the holders of shares of Common Stock is $15.50 per share greater than the cash price per share that had initially been offered by MUFG and BTMU, which represents an increase in total value of the consideration offered to the holders of shares of Common Stock (other than the holders of Controlled Shares) of approximately 27% as compared to the Initial Proposal; and

•

the Special Committee’s belief that it had obtained MUFG’s and BTMU’s best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per share consideration reasonably obtainable.

Financial Analyses and Opinion of Credit Suisse. The Special Committee considered:

•	the financial analyses reviewed and discussed with the Special Committee by representatives of Credit Suisse;

•	the oral opinion of Credit Suisse to the Special Committee on August 17, 2008 (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date)

with respect to the fairness, from a financial point of view, to the holders of Common Stock, other than BTMU and its affiliates, of the consideration to be received by such holders in the Offer and the Merger, all as more fully described under “Item 4—The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor”; and

•

the fact that the Offer Price was within the implied reference range value per share of Common Stock indicated by each of the financial analyses performed by Credit Suisse as more fully described below under “Item 4—The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor”.

A copy of the written opinion rendered by Credit Suisse is attached as Annex A hereto.

Financial and Business Information. The Special Committee considered the current and historical financial condition, results of operations, competitive position, business, prospects and strategic objectives of the Company, including potential risks involved in achieving those prospects and objectives, and the current and expected conditions in the general economy and in the banking industry. A discussion of these matters can be found in the Company’s Form 10-K for the year ended December 31, 2007 and in the Company’s Form 10-Q for the quarter ended June 30, 2008 and in its other filings with the SEC.

Management Forecasts. The Special Committee considered the updated financial forecasts prepared by the Management Team at the request of the Special Committee regarding the Company’s business and prospects for calendar years 2008 through 2010. For further information regarding the updated financial forecasts prepared by the Management Team, please refer to “Item 4—The Solicitation or Recommendation—Financial Forecasts Prepared by Certain Members of Management of the Company” below.

Comparison of Offer Price to Alternative of Remaining a Public Company. The Special Committee considered the return of cash value to holders of Common Stock pursuant to the Offer and the Merger to the trading value of the shares of Common Stock before the Proposed $63 Offer and the uncertainty that trading values would approach $73.50 in the foreseeable future in light of current and expected conditions in the general economy and in the banking industry and the risks inherent in achieving the financial forecasts prepared by the Management Team.

Absence of Strategic Alternatives. The Special Committee took into account that MUFG, BTMU and their affiliates currently own approximately 64.9% of the Company and recognized that any alternative strategic transaction was impossible as a practical matter without the consent of MUFG or BTMU. The Special Committee took into account the position of MUFG and BTMU, which was confirmed as recently as August 17, 2008, that MUFG and BTMU were interested only in acquiring the publicly held shares of Common Stock and were not interested in selling any of the Controlled Shares.

Negotiation Process and Procedural Fairness. The terms of the Offer and Merger were the result of robust arms’ length negotiations conducted by the Special Committee, which is comprised entirely of independent directors, with the assistance of independent financial and legal advisors.

Tender Offer Structure. The Special Committee considered that the Offer would likely provide holders of shares of Common Stock the opportunity to receive $73.50 per share in cash more quickly than in a one-step merger transaction.

Majority of the Minority Condition. The Special Committee considered that the Offer is subject to a non-waivable condition that there be validly tendered and not withdrawn at least a majority of the shares of Common Stock that are not Controlled Shares or the directors and officers of the Company.

Other Terms of the Merger Agreement. The Special Committee considered the other terms of the Merger Agreement, which are described more fully in Section III.6. of the Offer to Purchase, including that the Merger Agreement:

•

permits the Special Committee to change its recommendation to the Board of Directors and the Board of Directors to change its recommendation to holders of shares of Common Stock to the extent that the Special Committee or the Board of Directors, as the case may be, determines in good faith, after consultation with outside counsel, that such action is necessary for the directors to comply with their fiduciary duties under applicable law;

•	contains limited conditions to the consummation of the Offer and the Merger; and

•	does not contain a financing condition for the Offer and the Merger.

Likely Effect on Market Prices of the Common Stock If the Offer is Not Commenced. The Special Committee considered:

•

the potential negative effect on trading prices of the shares of Common Stock if MUFG and BTMU were not to commence the Offer or otherwise announce its intent not to purchase any of the publicly held shares of Common Stock;

•	the fact that, if MUFG and BTMU decided not to pursue the Offer:

•	the Company would continue to be a publicly held corporation;

•

MUFG, BTMU and their affiliates could seek to engage in open market or privately negotiated share purchases to increase their ownership to at least 90% of the outstanding shares of Common Stock which would enable MUFG and BTMU to effect a merger without the vote of any other stockholder of the Company; and

•	MUFG, BTMU and their affiliates may determine to acquire shares of Common Stock in open market or privately negotiated share purchases at prices that may be higher or lower than the Offer Price.

Appraisal Rights. The Special Committee considered the fact that stockholders who do not tender their shares of Common Stock pursuant to the Offer will have the right to dissent from the Merger and to demand appraisal of the fair value of their shares under the Delaware General Corporation Law, whether or not a stockholder vote is required to approve the Merger.

Potentially Negative Factors.

In reaching its determinations and recommendations described above, the Special Committee also considered the following potentially negative factors:

No Participation in the Company’s Future. If the Offer and Merger are consummated, holders of shares of Common Stock (other than the holders of Controlled Shares) will receive the Offer Price in cash and will no longer have the opportunity to participate in the increases, if any, in the value of the Company and the Company’s future growth prospects. The Special Committee considered MUFG’s and BTMU’s public statements to the effect that they intended to use the Company as a platform for expansion in the United States.

The 90% Requirement. The Special Committee considered:

•

BTMU’s right not to consummate the Merger following completion of the Offer if MUFG, BTMU and their affiliates are not able to acquire 90% or more of the outstanding shares of Common Stock upon consummation of the Offer or otherwise within six months following the consummation of the Offer;

•

the fact that, if MUFG, BTMU and their affiliates are not able to acquire 90% or more of the outstanding shares of Common Stock upon consummation of the Offer or otherwise within six months following the consummation of the Offer, MUFG, BTMU and their affiliates will not hold enough shares of Common Stock to assure the consummation of a back-end cash merger due to the 90% vote requirement in the Company’s Certificate of Incorporation applicable to cash mergers between the Company, on the one hand, and MUFG, BTMU and their affiliates, on the other hand;

•

the fact that, if BTMU were not to consummate the Merger, holders who did not tender their shares of Common Stock in the Offer could be left with illiquid shares, which could potentially be de-listed from the New York Stock Exchange or de-registered under the federal securities laws, and the price of these shares could be negatively affected; and

•

the statement by MUFG and BTMU in the Offer to Purchase that if the Offer is consummated and MUFG, BTMU and their affiliates do not collectively own 90% of the shares of Common Stock following consummation of the Offer, MUFG and BTMU may consider various options, including acquiring shares in open market or privately negotiated purchases to increase ownership to 90%, which may result in MUFG and BTMU acquiring shares of Common Stock in open market or privately negotiated purchases at prices that may be higher or lower than the Offer Price.

No Short-Form Merger. The Special Committee considered:

•

MUFG’s and BTMU’s statement that compliance with the provisions of Delaware law governing short-form mergers would result in adverse Japanese tax consequences to BTMU and that it was therefore unwilling to accept a requirement to engage in a short-form merger if MUFG, BTMU and their affiliates were able to acquire 90% or more of the outstanding shares of Common Stock upon consummation of the Offer;

•

the fact that BTMU is required under the Merger Agreement to consummate a long-form merger at a price equal to the Offer Price if MUFG, BTMU and their affiliates are able to acquire 90% or more of the outstanding shares of Common Stock upon consummation of the Offer or otherwise within six months following the consummation of the Offer; and

•

the fact that, as a consequence of the requirement to consummate a long-form merger, rather than a short-form merger, if MUFG, BTMU and their affiliates are able to acquire 90% or more of the outstanding shares of Common Stock upon consummation of the Offer or otherwise within six months following the consummation of the Offer, a longer period of time will likely be required to effect the Merger, if any.

Tax Treatment. The Special Committee was aware that the receipt of the Offer Price and the Merger Consideration will generally be taxable to stockholders. For further details, see Section III.11. in the Offer to Purchase.

Risks the Offer and Merger May Not be Completed. The Special Committee considered the risk that the conditions to the Offer may not be satisfied and, therefore, that shares of Common Stock may not be purchased pursuant to the Offer and the Merger may not be consummated. The Special Committee considered the risks and costs to the Company if the Offer and the Merger are not consummated, including the diversion of management and employee attention, potential employee attrition, the potential effect on business and customer relationships and the potential effect on the trading price of the Common Stock.

Matters Not Considered.

The Special Committee did not consider the third party sale value or liquidation or break-up of the Company’s assets because MUFG and BTMU stated that they were not willing to pursue these alternatives. As the holders of a majority of the voting power of the outstanding shares of Common Stock, MUFG, BTMU and their subsidiaries, in their capacity as stockholders, can prevent these alternatives.

Consideration of Potential Conflicts of Interest.

The Special Committee was aware of the potential conflicts of interest of the designees of MUFG and/or BTMU to the Board of Directors as well as the potential conflicts of management representatives on the Board of Directors. The Special Committee believes that the process of using a committee of directors without any significant relationships with MUFG, BTMU or any of their affiliates (other than their status as directors of the Company) is a well established mechanism under Delaware law to deal with this issue and believes that the Special Committee process effectively removed these conflicts as an issue.

The Special Committee also was aware of the potential conflict of interest created by the shares of restricted stock and options owned by each member of the Special Committee being converted into $73.50 in cash upon consummation of the Merger. The Special Committee did not consider the fact that shares of restricted stock and options would be converted into cash as a significant matter given the relatively small amounts of restricted stock and options involved and the likelihood that the Special Committee members’ shares of restricted stock and options would have vested absent a transaction with MUFG and BTMU with the passage of time under the existing terms of the restricted stock and option plans.

The foregoing discussion of the information, reasons and factors that the Special Committee considered includes the material information, reasons and factors considered by the Special Committee and is not intended to be exhaustive. The Special Committee did not find it practicable and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the Special Committee viewed its determination and recommendation as being based on the totality of the information presented to and considered by the Special Committee. In addition, a member of the Special Committee may have given different weights to different factors than any other member.

Reasons for the Recommendation by the Board of Directors.

The determinations and recommendations of the Board of Directors were based on:

•	the recommendation of the Special Committee, based on the factors described above;

•

the Special Committee having received from its independent financial advisor, Credit Suisse, an oral opinion on August 17, 2008 (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) with respect to the fairness, from a financial point of view, to the holders of Common Stock, other than BTMU and its affiliates, of the consideration to be received by such holders in the Offer and the Merger; and

•

the Offer Price and the terms and conditions of the Merger Agreement were the result of what the Board of Directors believed were robust arms’ length negotiations between the Special Committee and MUFG and BTMU.

Financial Forecasts Prepared by Certain Members of Management of the Company.

The Special Committee and Credit Suisse reviewed certain updated financial forecasts regarding the Company’s business and prospects for the calendar years 2008 through 2010 prepared by the Management Team at the request of the Special Committee. The updated financial forecasts provided by the Management Team on July 31, 2008 (the “Management Forecasts”), including certain of the assumptions reflected in such forecasts, are described below.

The Special Committee requested that the Management Team prepare financial forecasts reflecting two scenarios: a base forecast reflecting management’s views of the Company’s most likely results given current assessments of its prospects and an optimized forecast reflecting management’s views of a reasonable upside case for the prospects of the Company. Loan growth and loan loss provisions are identical in the base forecast and the optimized forecast. Core deposit growth for 2008 and 2009 is also identical in both cases. Higher core deposit growth (in 2010 only) and higher fees (in 2009 and 2010) are the main drivers that differentiate the two forecasts.

The key drivers of loan growth in the Management Forecasts are expected to be commercial and industrial (C&I) and residential real estate/consumer loan growth. C&I and residential real estate/consumer average loan growth from 2008 to 2010 is projected to be 18% and 11%, respectively. The C&I loan growth assumption in 2010 is forecasted to be about 60% of most recent trends.

The key drivers of deposit growth are projected to be money market deposits and other core deposits. Money market average deposit growth from 2008 through 2010 is assumed to be 10% in the base forecast. In the optimized forecast, money market average deposit growth from 2008 through 2010 is assumed to be 17%. Other average core deposits are projected to grow 8% from 2008 through 2010 in the base forecast. In the optimized forecast, other average core deposits are projected to grow 11%, which reflected business line forecasts for 2008 and 2009 and assumed growth rates for deposits experienced from 2001 through 2004 (for 2010 only).

For the purposes of these forecasts, the Management Team assumed that the interest rate environment remained unchanged throughout the forecast period. Given the assumptions on loan and deposit growth with a flat rate environment, net interest margin forecasts were 3.67% / 3.44% / 3.27% and 3.67% / 3.45% / 3.32% for 2008 / 2009 / 2010 for the base and optimized forecasts, respectively.

Forecasted provision levels were based on an analysis which assessed the potential impact of a severe downturn on operating and credit performance. Loan loss provisions in the Management Forecasts are expected to be $302 million (with another $13 million reflected in noninterest expense for off balance sheet credit provisions), $180 million and $115 million in 2008, 2009 and 2010, respectively.

Noninterest income growth from 2008 through 2010 is expected to be 5% in the base forecast driven primarily by deposit fees and other fees. In the optimized forecast, noninterest income growth from 2008 through 2010 is projected to be 8%, driven by deposit fees which assumed a growth rate similar to that experienced from 2001 through 2004.

The noninterest expense numbers reflect expense reductions based upon planned changes in certain of the Company’s business processes.

The Management Forecasts assume capital management initiatives designed to produce a more efficient capital mix and one that is consistent with the Company’s peers. The more efficient capital mix is assumed to be achieved primarily through the repurchase of common stock and through the issuance of hybrid and subordinated debt securities. The resultant year-end capital ratios are projected to be as follows:

Base forecast:

•	Tangible common equity ratio of 7.14% at 2008 year-end, 6.05% at 2009 year-end and 5.88% at 2010 year end;

•	Tier 1 capital ratio of 7.86% at 2008 year-end, 7.71% at 2009 year-end and 7.94% at 2010 year end; and

•	Total capital ratio of 10.53% at 2008 year-end, 10.53% at 2009 year-end and 10.87% at 2010 year end.

Optimized forecast:

•	Tangible common equity ratio of 7.14% at 2008 year-end, 6.06% at 2009 year-end and 5.82% at 2010 year end;

•	Tier 1 capital ratio of 7.86% at 2008 year-end, 7.65% at 2009 year-end and 7.81% at 2010 year end; and

•	Total capital ratio of 10.53% at 2008 year-end, 10.47% at 2009 year-end and 10.75% at 2010 year end.

A summary of the base forecast is set forth below:

	Base Forecast
($ in millions, except per share amounts)	2008	2009	2010
Avg. Balance Sheet
Cash and Securities	$11,381	$10,926	$12,016
Gross Loans & Leases	46,007	52,561	58,380
Loan Loss Reserve	(463)	(502)	(506)
Net Loans	45,543	52,060	57,874
Other Assets	3,052	3,243	3,324
Total Assets	$59,976	$66,228	$73,214

Core Deposits	$32,171	$34,707	$38,002
Non-Core Deposits	11,825	14,356	16,762
Borrowed Funds	9,685	11,426	12,787
Other Liabilities	1,569	1,490	1,233
Equity	4,725	4,249	4,430
Total Equity And Liabilities	$59,976	$66,228	$73,214

Profit & Loss
Net Interest Income	$2,046	$2,134	$2,245
Loan Loss Provision	302	180	115
Noninterest Income	810	841	890
Noninterest Expense	1,669	1,722	1,779
Net Income Before Taxes	886	1,073	1,241
Income Taxes	287	348	352
Net Income	$598	$726	$889
Avg. Shares—Diluted (in thousands)	138,007	125,999	121,496
EPS	$4.34	$5.76	$7.32

A summary of the optimized forecast is set forth below:

	Optimized Forecast
($ in millions, except per share amounts)	2008	2009	2010
Avg. Balance Sheet
Cash and Securities	$11,381	$10,926	$12,016
Gross Loans & Leases	46,007	52,561	58,380
Loan Loss Reserve	(463)	(502)	(506)
Net Loans	45,543	52,060	57,874
Other Assets	3,052	3,243	3,324
Total Assets	$59,976	$66,228	$73,214

Core Deposits	$32,171	$34,707	$41,642
Non-Core Deposits	11,825	14,366	13,387
Borrowed Funds	9,685	11,426	12,738
Other Liabilities	1,569	1,475	1,084
Equity	4,725	4,254	4,363
Total Equity And Liabilities	$59,976	$66,228	$73,214

Profit & Loss
Net Interest Income	$2,046	$2,138	$2,279
Loan Loss Provision	302	180	115
Noninterest Income	810	854	940
Noninterest Expense	1,669	1,722	1,784
Net Income Before Taxes	886	1,090	1,319
Income Taxes	287	354	382
Net Income	$598	$736	$937
Avg. Shares—Diluted (in thousands)	138,007	126,925	121,690
EPS	$4.34	$5.80	$7.70

The Management Forecasts were not prepared with a view to compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The Management Forecasts do not purport to present operations or financial condition in accordance with accounting principles generally accepted in the U.S. The Company’s independent accountants have not examined, compiled or otherwise applied procedures to the Management Forecasts and, accordingly, do not express an opinion or any other form of assurance with respect to the Management Forecasts. The Management Forecasts were prepared solely for use by the Special Committee and its financial advisor and are subjective in many respects and thus susceptible to interpretations based on actual experience and business developments. The Management Forecasts do not necessarily reflect the views of the members of management of the Company other than the Management Team. The Management Forecasts also reflect numerous assumptions made by the Management Team with respect to industry performance, general business, economic, market and financial conditions and other matters, including interest rate developments, all of which are difficult to predict and many of which are beyond the Company’s control. Accordingly, there can be no assurance that the assumptions made in preparing the Management Forecasts will prove accurate. The Management Forecasts do not reflect any of the effects of the Merger or other changes that may in the future be deemed appropriate concerning the Company and its assets, business, operations, properties, policies, corporate structure, capitalization or management in light of the circumstances then existing. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the Management Forecasts. The inclusion of the Management Forecasts herein should not be regarded as an indication that the Company, the Special Committee, MUFG, BTMU or any of their respective representatives considered or consider the Management Forecasts to be a reliable prediction of future events, and the projections should not be relied upon as such. None of the Company, the Special Committee, MUFG, BTMU and their respective representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the Management Forecasts and, except as required by law, none of them intends to update or otherwise revise the Management Forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Management Forecasts are shown to be in error. The Management Forecasts constitute forward-looking statements. Investors should consider the risks and uncertainties in the Company’s business that may affect future performance, including those that are discussed under “Item 8—Additional Information—Forward-Looking Statements” below.

Opinion of the Special Committee’s Financial Advisor.

On August 17, 2008, Credit Suisse rendered its oral opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) to the effect that, as of August 17, 2008, the consideration to be received by the holders of shares of Common Stock in the Offer and the Merger was fair, from a financial point of view, to such holders, other than BTMU and its affiliates.

Credit Suisse’s opinion was directed to the Special Committee and only addressed the fairness from a financial point of view of the consideration to be received by the holders of Common Stock, other than BTMU and its affiliates, in the Offer and the Merger, and did not address any other aspect or implication of the Offer or the Merger. The summary of Credit Suisse’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex A to this Schedule 14D-9 and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion. However, neither Credit Suisse’s written opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 are intended to be, nor do they constitute, advice or a recommendation to any holder of shares of Common Stock as to whether such holder should tender its shares of Common Stock pursuant to the Offer or how such holder should vote or act with respect to any matter relating to the Offer or the Merger.

In arriving at its opinion, Credit Suisse:

•	reviewed a draft, dated August 17, 2008, of the Merger Agreement;

•	reviewed certain publicly available business and financial information relating to the Company;

•	reviewed certain other information relating to the Company, including the Management Forecasts, provided to or discussed with Credit Suisse by the Company;

•	met with the Management Team to discuss the business and prospects of the Company;

•

considered certain financial and stock market data of the Company, and Credit Suisse compared that data with similar data for other publicly held companies in businesses it deemed similar to that of the Company;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information and assumed and relied on such information being complete and accurate in all material respects. With respect to the Management Forecasts that Credit Suisse reviewed, the Management Team advised Credit Suisse, and Credit Suisse assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Management Team as to the future financial performance of the Company. With the Special Committee’s consent, Credit Suisse also assumed that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the proposed transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company and that the transactions contemplated by the Merger Agreement will be consummated in accordance with the terms of the Merger Agreement without waiver, modification, amendment or addition of any material term, condition or agreement thereof. In addition, Credit Suisse was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor was Credit Suisse furnished with any such evaluations or appraisals. In addition, Credit Suisse is not an expert in evaluating loan, lease, investment or trading portfolios for purposes of assessing the adequacy of the allowances for losses, or evaluating loan servicing rights or goodwill for purposes of assessing any impairment thereto. Credit Suisse did not make an independent evaluation of the adequacy of the Company’s allowances for such losses, nor did it review any individual loan or credit files or investment or trading portfolios. In all cases, Credit Suisse assumed that the Company’s allowances for such losses were adequate to cover such losses. Credit Suisse also understood that, pursuant to the Merger Agreement, if BTMU was able to acquire 90% or more of the outstanding shares of Common Stock upon consummation of the Offer or otherwise within six months following the consummation of the Offer, BTMU would effect, as soon as practicable following consummation of the Offer, a merger of the Company with Merger Sub pursuant to which each outstanding share of Common Stock not owned by BTMU or its affiliates or acquired by BTMU in the Offer would be converted into the right to receive the same consideration to be received by the holders of shares of Common Stock in the Offer. Credit Suisse also assumed that the Agreement, when executed by the parties thereto, would conform to the draft reviewed by Credit Suisse in all respects material to its analyses.

Credit Suisse’s opinion did not address the merits of the transactions contemplated by the Merger Agreement as compared to alternative transactions or strategies that may be available to the Company nor did it address the Company’s underlying decision to proceed with the transactions contemplated by the Merger Agreement. Credit Suisse’s opinion also did not address any other aspect or implication of the transactions contemplated by the Merger Agreement or any other agreement, arrangement or understanding entered into in connection with the transactions contemplated by the Merger Agreement or otherwise including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party in the proposed transaction, or class of such persons, relative to the consideration or otherwise. Credit Suisse was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. The issuance of Credit Suisse’s opinion was approved by an authorized internal committee of Credit Suisse.

Credit Suisse’s opinion was for the information of the Special Committee in connection with its consideration of the proposed transaction and does not constitute advice or a recommendation to any holder of shares of Common Stock as to whether such holder should tender its shares of Common Stock pursuant to the Offer or how such holder should act with respect to any matter related to the proposed transaction.

In preparing its opinion to the Special Committee, Credit Suisse performed a variety of analyses, including those described below. The summary of Credit Suisse’s valuation analyses is not a complete description of the analyses underlying Credit Suisse’s fairness opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses are readily susceptible to partial analysis or summary description. Credit Suisse arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Credit Suisse considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the written opinion. No company, transaction or business used in Credit Suisse’s analyses for comparative purposes is identical to the Company or the transactions contemplated by the Merger Agreement. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Credit Suisse did not make separate or quantifiable judgments regarding individual analyses. The implied reference range values indicated by Credit Suisse’s analyses are illustrative and not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the Company’s control and the control of Credit Suisse. Much of the information used in, and accordingly the results of, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse’s opinion and analyses were provided to the Special Committee in connection with its consideration of the proposed transaction and were among many factors considered by the Special Committee in evaluating the proposed transaction. Neither Credit Suisse’s opinion nor its analyses were determinative of the consideration or of the views of the Special Committee or the Board of Directors with respect to the proposed transaction.

The following is a summary of the material valuation analyses performed in connection with the preparation of Credit Suisse’s opinion rendered to the Special Committee on August 17, 2008. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying and the assumptions, qualifications and limitations affecting each analysis, could create a misleading or incomplete view of Credit Suisse’s analyses.

Unless the context indicates otherwise, stock prices for the selected companies used in the Selected Companies Analysis described below were as of August 15, 2008, and the transaction and per share equity values for the target companies used in the selected transactions analysis described below were calculated as of the announcement date of the relevant transaction based on the purchase prices paid in the selected transactions. Estimates of earnings per share for the Company for the fiscal years ending December 31, 2008 and December 31, 2009 were based on the Management Forecasts. Estimates of earnings per share for the selected companies listed below for the fiscal years ending 2008 and 2009 were based on publicly available research analyst estimates for those companies.

Selected Companies Analysis.

Credit Suisse calculated stock prices as multiples of certain financial data for the Company and selected companies involved in the commercial banking industry.

The calculated multiples included:

•	Stock price as a multiple of last twelve months earnings per share (LTM EPS);

•	Stock price as a multiple of fiscal year 2008 estimated earnings per share (FY 2008E EPS);

•	Stock price as a multiple of fiscal year 2009 estimated earnings per share (FY 2009E EPS); and

•	Stock price as a multiple of tangible book value per share.

The selected companies were selected because they had publicly traded equity securities and were deemed to be similar to the Company in one or more respects including the nature of their business, size, diversification, financial performance and geographic concentration. No specific numeric or other similar criteria were used to select the selected companies and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. As a result, a significantly larger or smaller company with substantially similar lines of businesses and business focus may have been included while a similarly sized company with less similar lines of business and greater diversification may have been excluded. Credit Suisse identified a sufficient number of companies for purposes of its analysis but may not have included all companies that might be deemed comparable to the Company. The commercial banking industry companies were:

PNC Financial Services Group, Inc.;

BB & T Corp.;

Fifth Third Bancorp;

M&T Bank Corp.;

Regions Financial Corp.;

KeyCorp;

Comerica Incorporated;

Marshall & Ilsley Corporation;

Zions Bancorp.; and

Huntington Bancshares Inc.

The selected companies analysis indicated the following for the commercial banking selected companies:

Multiple Description	High	Low	Mean	Median
Stock price as a multiple of:
FY 2008E EPS	21.7x	6.8x	12.1x	12.0x
FY 2009E EPS	13.3x	6.2x	10.1x	10.6x
Tangible Book Value Per Share	5.32x	0.82x	1.76x	1.14x

Credit Suisse applied multiple ranges based on the selected companies analysis to corresponding financial data for the Company based on the Management Forecasts or available from public sources. The selected companies analysis indicated an implied reference range value per share of Common Stock of $47.00 to $79.00, as compared to the proposed transaction consideration of $73.50 per share of Common Stock.

Selected Transactions Analysis.

Credit Suisse calculated transaction values (on a per share basis) as multiples of and premiums to certain financial data based on the purchase prices paid in selected publicly-announced transactions involving target companies in the commercial banking industry since 2003 with an aggregate transaction value between $1 billion and $10 billion.

The calculated multiples and premiums included:

•	Transaction value per share as a multiple of LTM EPS;

•	Transaction value per share as a multiple of the earnings per share for the year each transaction was announced (FY1 EPS);

•	Transaction value per share as a multiple of tangible book value per share; and

•	Transaction value premium to core deposits.

The selected transactions were selected because the target companies were deemed to be similar to the Company in one or more respects including the nature of their business, size, diversification, financial performance and geographic concentration. Except as indicated above, no specific numeric or other similar criteria were used to select the selected transactions and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. As a result, a transaction involving the acquisition of a significantly larger or smaller company with substantially similar lines of businesses and business focus may have been included while a transaction involving the acquisition of a similarly sized company with less similar lines of business and greater diversification may have been excluded. Credit Suisse identified a sufficient number of transactions after January 21, 2003 for purposes of its analysis, but may not have included all transactions that might be deemed comparable to the merger. The selected transactions were:

Acquiror	Target	Announcement Date
TD	Commerce	10/02/07
Royal Bank of Canada	Alabama National	09/05/07
Fifth Third Bancorp	First Charter	08/15/07
People’s United	Chittenden	06/26/07
Wells Fargo	Greater Bay	05/04/07
Huntington Bancshares	Sky Financial	12/20/06
TD	TD Banknorth	11/19/06
PNC Financial	Mercantile Bankshares	10/08/06
BBVA	Texas Regional Bancshares	06/12/06
TD Banknorth	Hudson United	07/11/05
Zions	Amegy Bancorp	07/05/05
Capital One	Hibernia	03/07/05
TD	Banknorth	08/25/04
SunTrust Banks	National Commerce Financial	05/07/04
BNP Paribas	Community First Bankshares	03/15/04
National City	Provident Financial	02/16/04
BB&T	First Virginia Banks	01/21/03

The selected transactions analysis indicated the following:

Multiple Description	High	Low	Mean	Median
Transaction value per share as a multiple of:
LTM EPS	26.5x	14.8x	19.6x	19.7x
FY1 EPS	22.5x	15.1x	18.4x	17.9x
Tangible Book Value per Share	4.99x	2.45x	3.77x	3.74x
Core Deposit Premium	45.5%	7.0%	26.9%	25.4%

Credit Suisse applied multiple ranges based on the selected transactions analysis to corresponding financial data for the Company in the Management Forecasts or available from public sources. The selected transactions analysis indicated an implied reference range value per share of Common Stock of $59.00 to $104.00, as compared to the proposed transaction consideration of $73.50 per share of Common Stock.

Discounted Cash Flow Analysis.

Credit Suisse also calculated the net present value of the Company’s free cash flows using both the base forecast and the optimized forecast from the Management Forecasts. In performing this analysis, Credit Suisse used discount rates ranging from 11.0% to 14.0% based on the Company’s past and current estimated cost of equity and terminal value multiples of fiscal year 2012 estimated earnings ranging from 10.0x to 13.0x based on past and current multiples for the selected companies. The discounted cash flow analyses indicated an implied reference range value per share of the Company’s common stock of $63.00 to $83.00 using the base case forecasts and $70.00 to $92.00 using the optimized case forecasts, as compared to the proposed transaction consideration of $73.50 per share of the Company common stock.

Other Considerations.

Premiums Paid in Selected Minority Buy-Outs. Credit Suisse reviewed the premiums paid in selected minority cash buy-out transactions since 2000 with an aggregate transaction value in excess of $200 million:

Target	Acquiror	Announcement Date
Genentech (pending)	Roche	7/21/08
Nationwide Financial Services	Nationwide Mutual Insurance Co.	3/10/08
Alfa Corp.	Alfa Mutual Insurance	7/17/07
21st Century Insurance Group	AIG Inc.	1/24/07
TD Banknorth	Toronto-Dominion Bank	11/20/06
Net Ratings	VNU	10/9/06
Lafarge North America	Lafarge	2/6/06
7-Eleven Inc.	IYG Holding Co.	9/1/05
Cox Communications	Cox Enterprises	8/1/04
Travelocity.com Inc.	Sabre Holdings Corp.	2/19/02
Unigraphics Solutions Inc.	Electronics Data Systems Corp.	5/23/01
Westfield America Inc.	Westfield America Trust	2/15/01
Azurix Corp.	Enron Corp.	10/27/00
Hertz Corp.	Ford Motor Co.	9/21/00
Phoenix Investment Partners	Phoenix Home Life Mutual Insurance Co.	7/24/00
Hartford Life Inc.	Hartford Financial Services Group Inc.	3/31/00
Travelers Property Casualty Corp.	Citigroup Inc.	3/21/00

The selected minority buy-out premiums paid analysis indicated the following for the minority buy-out selected companies:

Time Period	High	Low	Mean	Median
Premium over average trading prices:
1 Day Prior	135.1%	6.5%	37.3%	32.6%
1 Week Prior	135.1%	8.4%	38.5%	31.2%
1 Month Prior	94.2%	7.1%	33.5%	24.5%

Premiums Paid Analysis. Credit Suisse noted that the proposed transaction consideration represented a premium to the closing price of the Common Stock on August 15, 2008, as well as the average historical trading price and the historical closing prices of the Common Stock prior to August 11, 2008 as follows:

Share Prices	Premium
Current as of August 15, 2008	12.2%
Price as of August 11, 2008	26.3%
10-trading day average prior to August 11, 2008	32.0%
30-trading day average prior to August 11, 2008	54.5%
60-trading day average prior to August 11, 2008	55.4%
5-trading days prior to August 11, 2008	28.6%
10-trading days prior to August 11, 2008	36.4%
30-trading days prior to August 11, 2008	81.8%
60-trading days prior to August 11, 2008	38.6%
LTM High (8/24/07)	21.0%
LTM Low (7/15/08)	103.0%
All-time High (7/28/05)	2.6%
Since July 21, 2008 Average	38.4%
Since July 21, 2008 High	26.3%
Since July 21, 2008 Low	61.5%

Intent to Tender.

To the knowledge of the Company, after reasonable inquiry, each executive officer, director and affiliate of the Company currently intends, subject to compliance with applicable law, including Section 16(b) of the Securities Exchange Act of 1934, to tender all shares of Common Stock held of record or beneficially owned by such person or entity in the Offer.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Special Committee and Subcommittee.

Messrs. Farman and Andrews are each being paid a fee for serving as Chairman of the Special Committee and as Chairman of the Subcommittee, respectively, consisting of $75,000 as a retainer in consideration for their acting in such capacity and $2,500 for each meeting of the Special Committee or the Subcommittee attended.

Messrs. Crandall and Gyani are each being paid a fee for serving as members of the Special Committee and the Subcommittee consisting of $50,000 as a retainer in consideration for their acting in such capacity and $2,500 for each meeting of the Special Committee or the Subcommittee attended.

Messrs. Binkley, Dashe, Gillfillan, Havner, Niebla and Yoost and Mses. Alvarez, Garvey, Metz and Rambo are each being paid a fee for serving as members of the Special Committee consisting of $30,000 as a retainer in consideration for their acting in such capacity and $2,500 for each meeting of the Special Committee or the Subcommittee attended.

Credit Suisse.

The Special Committee retained Credit Suisse as its financial advisor in connection with, among other things, the proposed transaction pursuant to an engagement letter dated May 19, 2008. Pursuant to the engagement letter, the Company agreed to pay Credit Suisse certain fees including: (i) a financial advisory fee of $250,000, payable upon execution of the engagement letter; (ii) an opinion fee of $1,000,000, payable upon delivery by Credit Suisse of a financial opinion to the Special Committee, regardless of the conclusions reached in the opinion; (iii) an independence fee of $1,500,000 payable upon the earlier of (x) twelve months following the date of the engagement letter if no agreement providing for certain specified transactions, referred to as a (“Transaction”), had been entered into (including any transaction resulting in MUFG and its affiliates owning 90% or more of all of the outstanding shares of Common Stock), (y) the dissolution of the Special Committee and (z) the date any agreement providing for a Transaction is terminated or otherwise fails to close; and (iv) a transaction fee, payable upon the consummation of a Transaction, equal to the sum of (a) $4,000,000 and (b) a formula-based incentive fee which the Company estimates would be equal to approximately $12,500,000 at the Offer Price. Each of the financial advisory fee, the opinion fee and the independence fee are creditable to the extent paid against any transaction fee that becomes payable and the financial advisory fee is creditable to the extent paid against any independence fee that becomes payable. In addition, the Company has agreed to reimburse Credit Suisse for certain expenses and to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or related to its engagement.

Credit Suisse and its affiliates have in the past provided, are currently providing and in the future may provide investment banking and other financial services to the Company and certain of its subsidiaries for which Credit Suisse and its affiliates have received, and would expect to receive, compensation, including a prior engagement by a special committee of the Board of Directors of the Company to assist it in evaluating the possibility of repurchasing a portion of BTMU’s interest in the Company at a discount to market prices. Credit Suisse and its affiliates have in the past engaged in, are currently engaged in and in the future may engage in trading, custody and settlement transactions and other financial counterparty relationships with BTMU and certain of its affiliates (other than the Company and its subsidiaries), for which Credit Suisse and its affiliates have received, and would expect to receive, compensation. In addition, Credit Suisse has been engaging in discussions with BTMU regarding a possible arrangement with respect to a part of Credit Suisse’s debt products business. Credit Suisse and its affiliates may have provided other financial advice and services, and may in the future provide financial advice and services, to the Company, BTMU and their respective affiliates for which Credit Suisse and its affiliates have received, and would expect to receive, compensation. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, BTMU and any other company that may be involved in the proposed transaction, as well as provide investment banking and other financial services to such companies.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Except as described below and in the ordinary course of business in connection with the Company’s employee benefit plans, to the knowledge of the Company, no transactions in the Common Stock have been effected during the past sixty (60) days by the Company, or any executive officer, director, affiliate or subsidiary of the Company or any retirement, incentive or similar plan of the Company or its affiliates.

On June 30, 2008 and July 31, 2008, in accordance with the Company’s customary director compensation policies described in more detail under “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Interests of the Company’s Executive Officers and Directors—Directors Compensation” above, Christine Garvey, a non-employee director of the Company, was granted 136.071 shares of Common Stock and 153.574 shares of Common Stock, respectively.

On July 1, 2008, in accordance with the Company’s customary director compensation policies described in more detail under “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Interests of the Company’s Executive Officers and Directors—Directors Compensation” above, Aida M. Alvarez, David R. Andrews, Nicholas B Binkley, L. Dale Crandall, Murray H. Dashe, Richard D. Farman, Christine Garvey, Michael J. Gillfillan, Mohan S. Gyani, Ronald L. Havner, Jr., Mary S. Metz, J. Fernando Niebla, Barbara L. Rambo and Dean A. Yoost, each a non-employee director of the Company, each was granted 1,815 shares of Common Stock.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in: (i) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Special Committee, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

Legal Proceedings.

On August 14, 2008, a purported class action captioned Kahn v. Mitsubishi UFJ Financial Group, Inc., No. CGC-08-478665 (“Kahn”), was filed by an alleged stockholder of the Company in the Superior Court of California, County of San Francisco. The Kahn complaint purports to assert claims for breach of fiduciary duty against MUFG in connection with the Proposed $63.00 Offer and seeks unspecified damages and declaratory and injunctive relief with respect to the Proposed $63.00 Offer. The Company is not a defendant to this action.

On August 15, 2008, a purported class action captioned Jaroslawicz v. UnionBanCal Corp., et al., No. CGC-08-478704 (“Jaroslawicz”) was filed by an alleged stockholder of the Company in the Superior Court of California, County of San Francisco. The Jaroslawicz complaint was amended on August 19, 2008. The amended complaint purports to assert claims for breach of fiduciary duty against the Company’s directors, MUFG and BTMU, and for aiding and abetting an alleged breach of fiduciary duty against the Company, MUFG and BTMU. The amended complaint seeks declaratory, injunctive and rescissory relief with respect to the Offer.

On August 15, 2008, a purported class and derivative action captioned Virgin Islands Government Employees’ Retirement System v. Alvarez, et al., C.A. No. 3976 (“VIGERS”), was filed by an alleged stockholder of the Company in the Court of Chancery of the State of Delaware. The VIGERS complaint was amended on August 27, 2008. The amended VIGERS complaint purports to assert class action claims for breach of fiduciary duty against the Company’s current directors, MUFG and BTMU, and claims for self-dealing against MUFG and BTMU, in connection with the Offer. The amended VIGERS complaint also asserts derivative claims for breach of fiduciary duty against the Company’s current directors, except for Nicholas Binkley, and certain of the Company’s former directors arising out of alleged non-compliance by certain of the Company’s subsidiaries with the Bank Secrecy Act and other anti-money laundering laws and regulations. The amended VIGERS complaint seeks declaratory and injunctive relief and damages.

The foregoing actions are all at a preliminary stage and it is therefore too soon to predict their outcome with any certainty. No responses have been served in response to any of the complaints, although the parties have agreed to limited discovery. Based upon its current understanding of the facts, the Company believes that the class claims have no merit. The Company intends to defend the Jaroslawicz and VIGERS actions vigorously.

Merger.

Under Section 253 of the Delaware General Corporation Law, if MUFG, BTMU and their affiliates acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, they will be able to effect a short-form merger of the Company with and into one of their subsidiaries without a vote of the Company’s stockholders. However, MUFG and BTMU have informed the Special Committee that compliance with the provisions of Delaware law governing short-form mergers would result in adverse Japanese tax consequences to BTMU.

As a result, the Merger Agreement contemplates that even if MUFG, BTMU and their affiliates acquire more than 90% of the outstanding shares of Common Stock pursuant to the Offer or otherwise within 6 months following the consummation of the Offer, the Merger would be effected via long-form merger under Section 251 of the Delaware General Corporation Law and a vote of or written consent by the Company’s stockholders would be required to consummate such a merger with a subsidiary of MUFG or BTMU. In that event, the Company will also have to comply with the federal securities laws and regulations governing the solicitation of proxies or consents. Among other things, the Company will be required to prepare and distribute a proxy statement or information statement and, as a consequence, a longer period of time likely will be required to effect the Merger, if any.

In addition, Article VIII of the Company’s Certificate of Incorporation provides that the Company shall not, without the approval of the holders of at least 90% of the then outstanding shares of Common Stock, be a constituent corporation in a merger pursuant to Sections 251, 252, 263 or 264 of the Delaware General Corporation Law, if a constituent corporation to such merger or its Parent is a Parent of the Company immediately prior to such merger, in which nonredeemable shares of common stock or other nonredeemable equity interests of any constituent corporation are converted into anything other than nonredeemable shares of common stock or other nonredeemable equity interests of the surviving constituent corporation or its Parent. For this purpose, “Parent” means a person or entity that owns, directly or indirectly, more than 50% of the aggregate voting power of all outstanding equity interests of an entity. Article VIII further provides that Article VIII does not apply to any such merger if the Commissioner of Corporations of the State of California (or any successor entity thereto) has approved the terms and conditions of the transaction and the fairness of those terms and conditions pursuant to Section 25142 of the California Corporate Securities Law of 1968 (or any successor provision thereto). Article VIII further provides that Article VIII may be amended only with the approval of the holders of at least 90% of the then outstanding shares of common stock of the Company.

The effect of Article VIII is that a 90% vote is required in order for the holders of Common Stock to approve a merger between the Company, on the one hand, and MUFG, or its direct or indirect wholly owned subsidiaries, BTMU and Merger Sub, on the other, in which the holders of Common Stock receive any consideration other than common stock in Merger Sub or BTMU, unless the Commissioner of Corporations of the State of California approves such merger in a fairness hearing under California law as described in the foregoing paragraph.

Section 203 of the Delaware General Corporation Law.

As permitted under the Delaware General Corporation Law, the Company has in its certificate of incorporation exempted itself from the applicability of Section 203 of the Delaware General Corporation Law, which prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person becomes an interested stockholder unless, among other exceptions, the “business combination” is approved by the board of directors of such corporation prior to such time.

Regulatory Approvals.

General.

Other than as described in the Schedule 14D-9, the Company, BTMU and Merger Sub are not aware of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Common Stock pursuant to the Offer. Should any such approval or other action be required, the Company, BTMU and Merger Sub currently expect such approval or other action would be sought or taken.

Bank Regulatory Approvals.

Because MUFG and BTMU own, directly or indirectly, a majority of the outstanding Common Stock of the Company, no prior approval for the Offer or the Merger is required under the U.S. Bank Holding Company Act or the U.S. Change in Bank Control Act.

Antitrust Compliance.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied.

The Offer is not a reportable transaction under the HSR Act. Under the HSR Act and the related rules, MUFG and BTMU are deemed to be in “control” of the Company. In particular, the HSR Act and the related rules provide that the term “controls” means holding 50% or more of the outstanding voting securities of an issuer. Therefore, because MUFG and BTMU hold approximately 64.9% of the Common Stock, the Company believes that no HSR Act filing is required in connection with the Offer and the Merger.

Appraisal Rights.

Under the Delaware General Corporation Law, the Company’s stockholders do not have appraisal rights in connection with the Offer. If the Offer is successfully completed and MUFG, BTMU and their affiliates are able to acquire 90% or more of the outstanding shares of Common Stock upon consummation of the Offer or otherwise within six months following the consummation of the Offer and subsequently effect a merger of the Company with and into a subsidiary of MUFG or BTMU, stockholders who (a) do not tender their shares of Common Stock under the Offer and hold shares of Common Stock at the effective date of the merger, (b) do not wish to accept the consideration provided for in the merger, and (c) comply with the procedures provided for in Section 262 of the Delaware General Corporation Law will be entitled to have their shares of Common Stock appraised by the Delaware Court of Chancery and to receive a payment in cash of the “fair value” of those shares of Common Stock as determined by the court. The following summarizes the relevant provisions of Section 262 regarding appraisal rights that will be applicable if the Merger is consummated. This discussion is qualified in its entirety by reference to Section 262, a copy of which is attached as Annex B hereto and incorporated herein by reference.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH BELOW IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

IF YOU FAIL TO TAKE ANY ACTION REQUIRED BY SECTION 262, YOUR RIGHTS TO AN APPRAISAL IN CONNECTION WITH THE MERGER WILL BE WAIVED OR TERMINATED.

Within ten days after the effective date of the merger, the Company will send to each holder of Common Stock notice of the effective date and the availability of appraisal rights. To exercise appraisal rights, the record holder of the shares of Common Stock must, within twenty days after the date the Company mails the notice of the merger, deliver a written demand for appraisal to the Company. This demand must reasonably inform the Company of the identity of the holder of record and that the stockholder demands appraisal of his shares of Common Stock. Such a demand may be delivered to the Company’s Corporate Secretary, at 400 California Street, San Francisco, California 94104-1302.

Only a record holder of shares of Common Stock is entitled to demand appraisal rights. The demand must be executed by or for the record holder, fully and correctly, as the holder’s name appears on the holder’s stock certificates.

•	If shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity.

•	If shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all owners.

•

An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. The agent must identify the owner or owners of record and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the owner or owners of record.

•

A holder of record, such as a broker, who holds shares of Common Stock as nominee for a beneficial owner, may exercise a holder’s right of appraisal with respect to the shares of Common Stock held for all or less than all of those beneficial owners’ interest. In that case, the written demand should set forth the number of shares of Common Stock covered by the demand. If no number of shares is expressly mentioned, the demand will be presumed to cover all of the shares of Common Stock standing in the name of the record holder. The Company stockholders who hold their shares in brokerage accounts or through any nominee and wish to exercise appraisal rights should consult their brokers or other nominees to determine the procedures they must follow in order for their brokers and other nominees to exercise appraisal rights with respect to their shares of Common Stock.

Within one hundred twenty days after the effective date of the merger, the Company or any stockholder who has satisfied the foregoing conditions may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Common Stock. The Company will have no obligation to file such a petition. Stockholders seeking appraisal rights should initiate all necessary action to perfect their rights within the time periods prescribed by Section 262.

Within one hundred twenty days after the effective date of the merger, any stockholder who has complied with the requirements under Section 262 for exercise of appraisal rights may make a written request to receive from the Company a statement of the total number of shares of Common Stock with respect to which demands for appraisal have been received and the total number of holders of such shares of Common Stock. The Company will be required to mail these statements within ten days after it receives a written request.

If a petition for appraisal is timely filed, at the hearing on the petition, the Delaware Court of Chancery will determine which of the stockholders are entitled to appraisal rights. The court will appraise the shares of Common Stock owned by the stockholders and determine their fair value. In determining fair value, the court may consider a number of factors, but will exclude any element of value arising from the accomplishment or expectation of the merger. The court will also determine the amount of interest, if any, to be paid upon the value of the shares of Common Stock to the stockholders entitled to appraisal.

The value determined by the court for the shares of Common Stock could be more than, less than or the same as the consideration paid in the merger, but the form of the consideration payable as a result of the appraisal proceeding would be cash. The court may determine the costs of the appraisal proceeding and allocate them to the parties as the court determines to be equitable under the circumstances. The court may also order that all or a portion of any stockholder’s expense incurred in connection with an appraisal proceeding, including reasonable attorneys’ fees and expenses and reasonable fees and expenses of experts utilized in the appraisal proceeding, be charged, on a pro rata basis, against the value of all shares of Common Stock entitled to appraisal.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the effective date of the merger, be entitled to vote the shares of Common Stock subject to the demand for any purpose. The shares of Common Stock subject to the demand will not be entitled to dividends or other distributions, other than those payable or deemed to be payable to stockholders of record as of a date prior to the effective date.

Holders of shares of Common Stock will lose the right to appraisal if no petition for appraisal is filed within one hundred twenty days after the effective date of the merger. A stockholder will also lose the right to an appraisal by delivering to the Company a written withdrawal of the stockholder’s demand for an appraisal. Any attempt to withdraw that is made more than sixty days after the effective date of the merger requires the Company’s written approval. If appraisal rights are not perfected or a demand for appraisal rights is timely withdrawn, a stockholder will be entitled to receive the consideration otherwise payable pursuant to the merger, without interest.

If an appraisal proceeding is timely perfected, this proceeding may not be dismissed as to any stockholder who has perfected a right of appraisal without the approval of the court.

Forward-Looking Statements.

Certain of the information contained in this Schedule 14D-9 should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 which is subject to a number of risks and uncertainties. The preparation of forward-looking statements requires the use of estimates of future revenues, expenses, activity levels and economic and market conditions, many of which are outside the Company’s control. The Company’s results could be affected by the failure to achieve management’s forecasts; the slowing down of loan and deposit growth; the development of a high interest rate environment; the realization of risks and uncertainties associated with the Company’s strategic, financial and operational plans; a downturn in the commercial banking industry; changes to the regulatory environment for financial institutions; the introduction of competing products by competitors; the ability to attract and retain skilled employees with high-level financial competencies; the financial results of companies in which the Company has made investments; economic, regulatory and political domestic and international conditions; fluctuations in currency exchange rates; and the impact of terrorist attacks. In addition, there can be no assurance, among other things, that MUFG will acquire 90% or more of the shares of Common Stock and the Merger will be consummated. Other factors and assumptions not identified above are also involved in the preparation of forward-looking statements, and the failure of such other factors and assumptions to be realized may also cause actual results to differ materially from those discussed. Neither the Company nor the Special Committee assumes any obligation to update such estimates to reflect actual results, changes in assumption or changes in other factors affecting such estimates other than as required by law.

ITEM 9.	EXHIBITS.

Anyone may obtain copies of the exhibits to this Schedule 14D-9 for free at the SEC’s website at www.sec.gov or by contacting UnionBanCal Investor Relations, by mail at 400 California Street, San Francisco, California 94104-1302, by phone at (415) 765-2969, or by logging on at www.unionbank.com.

The following exhibits are filed (including by incorporation by reference) with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 29, 2008 (1)

(a)(1)(B)	Form of Letter of Transmittal (2)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (3)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (4)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (5)

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (6)

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on August 29, 2008 (7)

(a)(5)	Joint Press Release, issued by MUFG, BTMU and the Company, dated August 29, 2008 (8)

(e)(1)	Agreement and Plan of Merger, by and between UnionBanCal Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Merger Sub (as therein defined), dated as of August 18, 2008 (9)

(e)(2)	Confidentiality Agreement between the Company and BTMU, dated July 2, 2008

(e)(3)	Pages 26-68 of the Company’s 2008 Proxy Statement (10)

(e)(4)	UnionBanCal Corporation Management Stock Plan (11)

(e)(5)	Union Bank of California, N.A. Deferred Compensation Plan (12)

(e)(6)	Union Bank of California, N.A. Senior Executive Bonus Plan (13)

(e)(7)	Union Bank of California, N.A. Senior Management Bonus Plan (14)

(e)(8)	Union Bank of California, N.A. Supplemental Executive Retirement Plan for Policy Making Officers (15)

(e)(9)	Bank of California Executive Supplemental Benefits Plan (Restated as of January 1, 1990) (16)

(e)(10)	Executive Supplemental Benefit Plan (effective February 1, 1986) and example Amendment to Benefit Agreement and Waiver (Effective January 1, 1990) (17)

(e)(11)	Union Bank Financial Services Reimbursement Program (18)

(e)(12)	UnionBanCal Corporation Performance Share Plan (19)

(e)(13)	Amended and Restated 1997 UnionBanCal Corporation Performance Share Plan (20)

(e)(14)	Amendment to Amended and Restated 1997 UnionBanCal Corporation Performance Share Plan (21)

(e)(15)	Forms of Performance Share Agreement under the 1997 UnionBanCal Corporation Performance Share Plan (22)

(e)(16)	2008 Form of Performance Share Agreement under the 1997 UnionBanCal Corporation Performance Share Plan (23)

Exhibit No.	Description

(e)(17)	Form of Terms and Conditions of Performance Share Plan Stock Unit Deferral Elections (24)

(e)(18)	2008 Form of Terms and Conditions of Performance Share Plan Stock Unit Deferral Elections (25)

(e)(19)	Service Agreement Between Union Bank of California, N.A. and The Bank of Tokyo-Mitsubishi, Ltd. dated October 1, 1997 (26)

(e)(20)	Year 2000 UnionBanCal Corporation Management Stock Plan (27)

(e)(21)	Form of 2006 Nonqualified Stock Option Agreement under the Year 2000 UnionBanCal Corporation Management Stock Plan (28)

(e)(22)	Form of 2005 Nonqualified Stock Option Agreement under the Year 2000 UnionBanCal Corporation Management Stock Plan (29)

(e)(23)	Form of 2004 Nonqualified Stock Option Agreement under the Year 2000 UnionBanCal Corporation Management Stock Plan (30)

(e)(24)	Form of 2006 Restricted Stock Agreement under the Year 2000 UnionBanCal Corporation Management Stock Plan (31)

(e)(25)	Form of Restricted Stock Agreement under the Year 2000 UnionBanCal Corporation Management Stock Plan (32)

(e)(26)	Forms of 2006 Restricted Stock Unit Agreement for Non-Employee Directors under the Year 2000 UnionBanCal Corporation Management Stock Plan (33)

(e)(27)	Forms of 2007 Restricted Stock Unit Agreements for Non-Employee Directors under the Year 2000 UnionBanCal Corporation Management Stock Plan (34)

(e)(28)	Amendment to 2007 Restricted Stock Unit Agreements for Non-Employee Directors under the Year 2000 UnionBanCal Corporation Management Stock Plan (35)

(e)(29)	Forms of Restricted Stock Unit Agreement for Non-Employee Directors under the Year 2000 UnionBanCal Corporation Management Stock Plan (36)

(e)(30)	Form of 2004 Nonqualified Stock Option Agreement for Non-Employee Directors under the Year 2000 UnionBanCal Corporation Management Stock Plan (37)

(e)(31)	Terms and Conditions Applicable to Non-Employee Director Stock Unit Awards under the Year 2000 UnionBanCal Corporation Management Stock Plan (38)

(e)(32)	Forms of Restricted Stock Agreement for Non-Employee Directors under the Year 2000 UnionBanCal Corporation Management Stock Plan (39)

(e)(33)	Form of Change-of-Control Agreement, dated as of May 1, 2003, between UnionBanCal Corporation and each of the policy-making officers of UnionBanCal Corporation (40)

(e)(34)	Form of Amendment, effective as of January 1, 2005, to Change-of-Control Agreement, between UnionBanCal Corporation and each of the policy-making officers of UnionBanCal Corporation (41)

(e)(35)	Union Bank of California, N.A. Separation Pay Plan (42)

(e)(36)	Philip B. Flynn Employment Agreement (effective April 1, 2004) (43)

(e)(37)	Philip B. Flynn Amendment of Employment Agreement (effective May 1, 2005) (44)

(e)(38)	Philip B. Flynn Amendment to Executive Agreement (effective January 1, 2005) (45)

(e)(39)	David I. Matson Employment Agreement (effective January 1, 1998) (46)

Exhibit No.	Description

(e)(40)	David I. Matson Amendment of Employment Agreement (effective May 1, 2005) (47)

(e)(41)	David I. Matson Amendment to Executive Agreement (effective January 1, 2005) (48)

(e)(42)	Executive Agreement between Union Bank of California, N.A. and Timothy H. Wennes, dated as of July 28, 2008

(e)(43)	Written Descriptions of Compensation Arrangements for UnionBanCal Non-Employee Directors (49)

(e)(44)	Written Description of Compensation Arrangements for Union Bank of California, N.A. Non-Employee Directors (50)

(e)(45)	Written Description of Compensation Arrangement Providing for Annual Discretionary Cash Payment to Expatriate Executive Officers (51)

(e)(46)	Written Description of Compensation Arrangement Providing for Annual Discretionary Cash Payment to Expatriate Executive Officers (52)

(e)(47)	Repurchase Agreement between UnionBanCal Corporation and The Bank of Tokyo Mitsubishi, Ltd., dated as of February 23, 2005 (53)

(g)	None

Annex A:	Opinion of Credit Suisse Securities (USA) LLC, dated August 17, 2008

Annex B:	Section 262 of the Delaware General Corporation Law

(1)	Incorporated by reference to Exhibit (a)(1)(i) of the Schedule TO filed on August 29, 2008.
(2)	Incorporated by reference to Exhibit (a)(1)(ii) of the Schedule TO filed on August 29, 2008.
(3)	Incorporated by reference to Exhibit (a)(1)(iii) of the Schedule TO filed on August 29, 2008.
(4)	Incorporated by reference to Exhibit (a)(1)(iv) of the Schedule TO filed on August 29, 2008.
(5)	Incorporated by reference to Exhibit (a)(1)(v) of the Schedule TO filed on August 29, 2008.
(6)	Incorporated by reference to Exhibit (a)(1)(vi) of the Schedule TO filed on August 29, 2008.
(7)	Incorporated by reference to Exhibit (a)(1)(vii) of the Schedule TO filed on August 29, 2008.
(8)	Incorporated by reference to Exhibit (a)(5)(iii) of the Schedule TO filed on August 29, 2008.
(9)	Incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed by the Company on August 19, 2008 (SEC File No. 001-15081).
(10)	Incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 18, 2008 (SEC File No. 001-15081).
(11)	Incorporated by reference to the exhibit of the same number to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997 (SEC File No. 000-28118).
(12)	Incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (SEC File No. 001-15081).
(13)	Incorporated by reference to Appendix B to the Company’s Definitive Proxy Statement on Schedule 14A filed on March 23, 2006 (SEC File No. 001-15081).
(14)	Incorporated by reference to Exhibit C to the Company’s Definitive Proxy Statement on Schedule 14A filed on March 27, 2001 (SEC File No. 001-15081).
(15)	Incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (SEC File No. 001-15081).
(16)	Incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1996 (SEC File No. 000-28118).
(17)	Incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K dated April 1, 1996 (SEC File No. 000-28118).
(18)	Incorporated by reference to Exhibit 10.14 to the Company’s Current Report on Form 8-K dated April 1, 1996 (SEC File No. 000-28118).

(19)	Incorporated by reference to Appendix B to the Company’s Definitive Proxy Statement on Schedule 14A filed on March 26, 2004 (SEC File No. 001-15081).
(20)	Incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed on March 23, 2006 (SEC File No. 001-15081).
(21)	Incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (SEC File No. 001-15081).
(22)	Incorporated by reference to (i) Exhibit 10.2 to the Company’s Current Report on Form 8-K dated March 22, 2005 and (ii) Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 24, 2006 (SEC File No. 001-15081).
(23)	Incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (SEC File No. 001-15081).
(24)	Incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (SEC File No. 000-15081).
(25)	Incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (SEC File No. 001-15081).
(26)	Incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997 (SEC File No. 000-28118).
(27)	Incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 18, 2008 (SEC File No. 001-15081).
(28)	Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (SEC File No. 001-15081).
(29)	Incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated March 22, 2005 (SEC File No. 001-15081).
(30)	Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated March 22, 2005 (SEC File No. 001-15081).
(31)	Incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (SEC File No. 001-15081).
(32)	Incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (SEC File No. 001-15081).
(33)	Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated July 1, 2006 (SEC File No. 001-15081).
(34)	Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (SEC File No. 001-15081).
(35)	Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 (SEC File No. 001-15081).
(36)	Incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 (SEC File No. 001-15081).
(37)	Incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K dated March 22, 2005 (SEC File No. 001-15081).
(38)	Incorporated by reference to Exhibit 10.28 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (SEC File No. 001-15081).
(39)	Incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (SEC File No. 001-15081).
(40)	Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (SEC File No. 001-15081).
(41)	Incorporated by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (SEC File No. 001-15081).
(42)	Incorporated by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (SEC File No. 001-15081).
(43)	Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (SEC File No. 001-15081).

(44)	Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (SEC File No. 001-15081).
(45)	Incorporated by reference to Exhibit 10.35 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (SEC File No. 001-15081).
(46)	Incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 (SEC File No. 001-15081).
(47)	Incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (SEC File No. 001-15081).
(48)	Incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (SEC File No. 001-15081).
(49)	Incorporated by reference to (i) Exhibit 10.1 to the Company’s Current Report on Form 8-K dated July 27, 2005 (SEC File No. 001-15081) and (ii) Item 1 of the Company’s Current Report on Form 8-K dated October 26, 2005 (SEC File No. 001-15081).
(50)	Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated December 7, 2005 (SEC File No. 001-15081).
(51)	A written description of the compensation arrangement is incorporated by reference to the disclosure made under Item 5.02 of the Company’s Current Report on Form 8-K dated February 26, 2008 (SEC File No. 001-15081).
(52)	A written description of the compensation arrangement is incorporated by reference to the disclosure made under Item 5.02 of the Company’s Current Report on Form 8-K dated July 9, 2008 (SEC File No. 001-15081).
(53)	Incorporated by reference to Exhibit 10.41 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (SEC File No. 001-15081).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

UNIONBANCAL CORPORATION

By:	/S/ RICHARD D. FARMAN
Name:	Richard D. Farman
Title:	Chairman of the Special Committee of the Board of Directors

Dated: August 29, 2008

Annex A

August 17, 2008

The Special Committee of the Board of Directors

UnionBanCal Corporation

400 California Street

San Francisco, CA 94104

Members of the Special Committee:

You have asked us to advise you with respect to the fairness to the holders of common stock, par value $1.00 per share (“Company Common Stock”), of UnionBanCal Corporation (the “Company”), other than The Bank of Tokyo-Mitsubishi UFJ, Ltd. (the “Acquiror”) and its affiliates, from a financial point of view, of the Consideration (as defined below) to be received by such holders in the Transaction (as defined below). Upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger (the “Agreement”) among the Company, the Acquiror and, from and after its accession to the Agreement in accordance with the Agreement, Merger Sub (as defined in the Agreement), the Acquiror will commence an offer (the “Offer”) to purchase all outstanding shares of Company Common Stock at $73.50 net per share in cash (the “Consideration”). We understand that, pursuant to the Agreement, the Acquiror will, as soon as possible following consummation of the Offer, effect a merger of the Company with Merger Sub (the “Merger” and, together with the Offer, the “Transaction”), pursuant to which each outstanding share of Company Common Stock not owned by the Acquiror or its affiliates or acquired by the Acquiror in the Offer will be converted into the right to receive the Consideration.

In arriving at our opinion, we have reviewed a draft, dated August 17, 2008, of the Agreement. We have also reviewed certain publicly available business and financial information relating to the Company. We have also reviewed certain other information relating to the Company, including certain financial forecasts for the Company (the “Management Forecasts”) prepared by the Company and certain members of the management of the Company unaffiliated with the Acquiror (the “Management Team”), provided to or discussed with us by the Company and have met with the Management Team to discuss the business and prospects of the Company. We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to that of the Company and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and have assumed and relied on such information being complete and accurate in all material respects. With respect to the Management Forecasts for the Company that we have reviewed, the Management Team has advised us, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Management Team as to the future financial performance of the Company. With your consent, we also have assumed that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification, amendment or addition of any material term, condition or agreement thereof. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. In addition, we are not experts in evaluating loan, lease, investment or trading portfolios for purposes of assessing the adequacy of the allowances for losses, or evaluating loan servicing rights or goodwill for purposes of assessing any impairment thereto. We did not make an independent evaluation of the adequacy of the Company’s allowances for such losses, nor have we reviewed any individual loan or credit files or investment or trading portfolios. In all cases, we have assumed that the Company’s allowances for such losses are adequate to cover such losses. We have also assumed that the Agreement, when executed by the parties thereto, will conform to the draft reviewed by us in all respects material to our analyses.

Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock, other than the Acquiror and its affiliates, of the Consideration to be received by such holders in the Transaction and does not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party in the Transaction, or class of such persons, relative to the Consideration or otherwise. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the merits of the Transaction as compared to alternative transactions or strategies that may be available to the Company nor does it address the Company’s underlying decision to proceed with the Transaction. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Offer. We also became entitled to receive a fee upon the rendering of our opinion. In addition, the Company has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have in the past provided, are currently providing and in the future we may provide, investment banking and other financial services to the Company and certain of its subsidiaries, for which we and our affiliates have received, and would expect to receive, compensation, including a prior engagement by a special committee of the Board of Directors of the Company to assist it in evaluating the possibility of repurchasing a portion of the Acquiror’s interest in the Company at a discount to market prices. We and our affiliates have in the past engaged in, are currently engaged in and in the future we may engage in trading, custody and settlement transactions and other financial counterparty relationships with the Acquiror and certain of its affiliates (other than the Company and its subsidiaries), for which we and our affiliates have received, and would expect to receive, compensation. We and our affiliates may have provided other financial advice and services, and may in the future provide financial advice and services, to the Company, the Acquiror and their respective affiliates for which we and our affiliates have received, and would expect to receive, compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, the Acquiror and any other company that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Special Committee of the Board of Directors of the Company in connection with its consideration of the Transaction and does not constitute advice or a recommendation to any holder of Company Common Stock as to whether such holder should tender its shares of Company Common Stock pursuant to the Offer or how such holder should vote or act with respect to any matter relating to the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction is fair, from a financial point of view, to such holders, other than the Acquiror and its affiliates.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

Annex B

DELAWARE CODE

TITLE 8

Corporations

CHAPTER 1. GENERAL CORPORATION LAW

Subchapter IX. Merger, Consolidation or Conversion

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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